Basis of Presentation
The following Management's Discussion and Analysis ("MD&A") of the financial and operating results of Pembina Pipeline Corporation ("Pembina" or the "Company") is dated October 31, 2019, and is supplementary to, and should be read in conjunction with, Pembina's condensed consolidated interim financial statements for the three and nine months ended September 30, 2019 ("Interim Financial Statements") as well as Pembina's consolidated annual financial statements ("Consolidated Financial Statements") and MD&A for the year ended December 31, 2018. All financial information has been prepared in accordance with IAS 34 Interim Financial Reporting and is expressed in Canadian dollars unless otherwise noted. Pembina adopted IFRS 16 Leases ("IFRS 16") effective January 1, 2019 using the modified retrospective approach; accordingly, comparative information has not been restated. A description of Pembina's operating segments and additional information about Pembina is filed with Canadian and U.S. securities commissions, including quarterly and annual reports, annual information forms (filed with the U.S. Securities and Exchange Commission under Form 40-F), and management information circulars, can be found online at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.
Abbreviations
For a list of abbreviations that may be used in this MD&A, refer to the Abbreviations section of this MD&A.

Non-GAAP Financial Measures
Pembina has identified certain operating and financial performance measures that management believes provide meaningful information in assessing Pembina's underlying performance. Readers are cautioned that these measures do not have a standardized meaning prescribed by International Financial Reporting Standards ("IFRS") and therefore may not be comparable to similar measures presented by other entities. Refer to the Non-GAAP Measures section of this MD&A for a list and description, including reconciliations to the most directly comparable GAAP measure, of such non-GAAP measures.
Risk Factors and Forward-Looking Information
Management has identified the primary risk factors that could potentially have a material impact on the financial results and operations of Pembina. Such risk factors are presented in Pembina's MD&A and Annual Information Form ("AIF") for the year ended December 31, 2018. The Company's financial and operational performance is potentially affected by a number of factors, including, but not limited to, the factors described within the Forward-Looking Statements & Information section of this MD&A. This MD&A contains forward-looking statements based on Pembina's current expectations, estimates, projections and assumptions. This information is provided to assist readers in understanding the Company's future plans and expectations and may not be appropriate for other purposes.

Pembina Pipeline Corporation Third Quarter 2019 1

1. ABOUT PEMBINA
Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for 65 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities; an oil and natural gas liquids infrastructure and logistics business; is growing an export terminals business; and is currently constructing a petrochemical facility to convert propane into polypropylene. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canadian Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.
Purpose of Pembina:
To be the leader in delivering integrated infrastructure solutions connecting global markets;

•	Customers choose us first for reliable and value-added services;

•	Investors receive sustainable industry-leading total returns;

•	Employees say we are the 'employer of choice' and value our safe, respectful, collaborative and fair work culture; and

•	Communities welcome us and recognize the net positive impact of our social and environmental commitment.
Strategic Acquisition Announcement
On August 21, 2019, Pembina announced that it had entered into agreements to acquire Kinder Morgan Canada Limited ("Kinder Morgan Canada") (the "Corporate Acquisition") and the U.S. portion of the Cochin Pipeline system ("Cochin US") from Kinder Morgan, Inc. (the "Cochin US Acquisition") for a total purchase price of approximately $4.35 billion (the "Kinder Acquisition"). The transaction values Kinder Morgan Canada at approximately $2.3 billion (including the assumption of Kinder Morgan Canada's outstanding preferred shares and outstanding debt) and Cochin US at approximately $2.05 billion. On September 10, 2019, Pembina and Kinder Morgan Canada announced they had agreed to amend and restate the previously announced arrangement agreement in respect of the Corporate Acquisition to provide for the exchange of the preferred shares of Kinder Morgan Canada for preferred shares of Pembina with substantially the same terms, subject to approval by the preferred shareholders of Kinder Morgan Canada. Completion of the Kinder Acquisition is subject to the approval of common shareholders of Kinder Morgan Canada and clearance under the Competition Act (Canada). The Kinder Acquisition is not subject to the approval of the Kinder Morgan Canada preferred shareholders. Pembina has received early termination from the U.S. Federal Trade Commission pursuant to the Hart-Scott-Rodino Act and clearance under the Canada Transportation Act. Pembina currently expects the Kinder Acquisition will close in the first quarter of 2020, subject to receipt of the remaining approvals. Upon closing of the Kinder Acquisition, Pembina intends to increase its monthly dividend by $0.01 per common share.

2 Pembina Pipeline Corporation Third Quarter 2019

2. FINANCIAL & OPERATING OVERVIEW
Consolidated Financial Overview Three Months Ended September 30
Results of Operations

($ millions, except where noted) (unaudited)	2019	2018	Change	% Change
Revenue	1,700	2,045	(345)	(17)
Net revenue(1)	751	742	9	1
Gross profit	613	585	28	5
Earnings	370	334	36	11
Earnings per common share – basic (dollars)	0.66	0.60	0.06	10
Earnings per common share – diluted (dollars)	0.66	0.60	0.06	10
Cash flow from operating activities	535	481	54	11
Cash flow from operating activities per common share – basic (dollars)(1)	1.05	0.95	0.10	11
Adjusted cash flow from operating activities(1)	530	523	7	1
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	1.04	1.03	0.01	1
Capital expenditures	421	291	130	45
Adjusted EBITDA(1)	736	732	4	1
Total volume (mboe/d)(2)	3,436	3,465	(29)	(1)
Bridge Analysis of Earnings ($ millions)
Results Overview
Earnings in the third quarter of 2019 were positively impacted by higher gross profit in both Facilities and Marketing & New Ventures due to higher terminalling revenue, combined with realized and unrealized gains from commodity-related derivative contracts, respectively, partially offset by lower Pipelines gross profit as a result of higher deferred revenue recognized during the third quarter of 2018 compared to the third quarter of 2019. Higher net finance costs were largely offset by a reduction in general & administrative and other expense. A decrease in deferred tax expense is partially offset by an increase in current tax due to growth in partnership earnings in the prior year that are recognized in taxable income in the current year.

Pembina Pipeline Corporation Third Quarter 2019 3

Changes in Results for the Three Months Ended September 30
Revenue	▼
$345 million decrease, primarily driven by lower marketing revenues due to lower propane, butane and crude prices, combined with the $23 million of deferred revenue that was recognized in the third quarter of 2018 compared to $6 million recognized in the same period of 2019, partially offset by revenues associated with new Peace Phase IV and V assets and Burstall Ethane Storage all recently placed into service (see the Projects and New Developments sections).

Operating expenses	▼	$15 million increase due to higher labour and repairs and maintenance, driven by growth in the business, combined with increased integrity spending.
Share of profit from equity accounted investees	▼
$21 million decrease, largely due to lower propane margins at Aux Sable resulting from a decrease in sales prices, combined with a narrower Chicago-AECO natural gas differential and a one-time revenue adjustment of $5 million at Veresen Midstream.

Realized (gain) loss on commodity-related derivatives	▲	$34 million increase relating to the settlement of NGL and crude based derivatives in a gain position.
Unrealized gain on commodity-related derivatives	▲	$40 million positive variance primarily due to a decrease in the price of propane and other frac-related commodities which drove the associated derivative contracts into a gain position.
General & administrative and other expense	▲	$8 million decrease in other expense, mainly due to higher other income, with no change in general & administrative expense during the period.
Net finance costs	▼	$9 million increase largely due to additional interest expense associated with higher average debt levels, combined with higher interest expense recognized on the adoption of IFRS 16.
Current tax expense	▼
$15 million increase is primarily due to the growth in prior year partnership earnings as a result of expansions that is recognized in taxable income in the current year as well as higher current year earnings, partially offset by a $17 million recovery of taxes previously accrued.

Deferred tax expense	▲	$24 million decrease is primarily due to growth in partnership earnings in the prior year that are recognized in the taxable income in the current year.
Earnings	▲	$36 million increase compared to the third quarter of 2018 driven by the items noted above.
Cash flow from operating activities	▲
$54 million increase, primarily driven by an increase in operating results after adjusting for non-cash items, $41 million change in non-cash working capital and the $16 million impact from the adoption of IFRS 16, partially offset by the $28 million decrease in distributions from equity accounted investees and $16 million increase in taxes paid.

Adjusted cash flow from operating activities(1)	▲
$7 million increase largely due to the same items impacting cash flow from operating activities, discussed above, net of the $41 million change in non-cash working capital, $15 million increase in current tax expense and $13 million increase in preferred share dividends paid.

Adjusted EBITDA(1)	●
Consistent with the prior period as the contribution from new assets placed into service in Pipelines and Facilities, combined with the $12 million impact from the adoption of IFRS 16, was largely offset by decreased NGL and crude margins in Marketing & New Ventures. Included in adjusted EBITDA is $183 million (2018: $214 million) related to equity accounted investees.

Total volume (mboe/d)(2)	●
Consistent volumes primarily driven by higher take-or-pay volumes recognized in the third quarter of 2018, combined with lower supply volumes at Redwater, partially offset by higher volumes on the AEGS and Vantage systems. Revenue volumes includes 316 mboe/d (2018: 314 mboe/d) related to equity accounted investees.

▲	Increase;	▼	Decrease; or	●	No impact;	to earnings, adjusted EBITDA, cash flow from operations, adjusted cash flow from operating activities or total volumes.

(1)	Refer to "Non-GAAP Measures".

(2)
Total revenue volumes. See "Abbreviations" for definition. Marketed NGL volumes are excluded from volumes to avoid double counting. Refer to the "Marketing & New Ventures" section for further information.

4 Pembina Pipeline Corporation Third Quarter 2019

Consolidated Financial Overview Nine Months Ended September 30
Results of Operations

($ millions, except where noted) (unaudited)	2019	2018	Change	% Change
Revenue(3)	5,476	5,625	(149)	(3)
Net revenue(1)	2,283	2,130	153	7
Gross profit	1,830	1,664	166	10
Earnings	1,347	910	437	48
Earnings per common share – basic (dollars)	2.45	1.62	0.83	51
Earnings per common share – diluted (dollars)	2.44	1.61	0.83	52
Cash flow from operating activities	1,804	1,582	222	14
Cash flow from operating activities per common share – basic (dollars)(1)	3.53	3.14	0.39	12
Adjusted cash flow from operating activities(1)	1,658	1,611	47	3
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	3.25	3.20	0.05	2
Capital expenditures	1,216	870	346	40
Adjusted EBITDA(1)	2,274	2,120	154	7
Total volume (mboe/d)(2)	3,408	3,378	30	1
Bridge Analysis of Earnings ($ millions)
Results Overview
Earnings for the nine months ended September 30, 2019 were positively impacted by the deferred tax recovery primarily due to the reduction in Alberta income tax rate from 12 percent to 8 percent over a four-year period, partially offset by higher current tax expense. Gross profit increased in both Pipelines and Facilities from new assets placed into service, the recognition of variable revenue related to capital recoveries in the year-to-date period as well as deferred variable revenue from the prior year, higher terminalling revenue, as well as additional customer commitments on existing assets. Marketing & New Ventures gross profit increased due to gains from commodity-related derivative contracts. General & administrative and other expenses and net finance costs both increased following the adoption of IFRS 16.

Pembina Pipeline Corporation Third Quarter 2019 5

Changes in Results for the Nine Months Ended September 30
Revenue(3)	▼
$149 million decrease, primarily due to lower propane, butane and crude prices, partially offset by revenue associated with new assets placed into service (see the Projects and New Developments sections), increased terminalling revenue, increased NGL sales volumes, a $33 million contract dispute settlement, the recognition of $23 million of variable revenue related to year-to-date and prior year capital recoveries and increased recovery of operating expenses.

Operating expenses	▼
$39 million increase largely due to increases in power costs as a result of both increased power pool prices and higher consumption from new assets placed into service, combined with higher repairs and maintenance, integrity and labour costs, due to the larger asset base.

Share of profit from equity accounted investees	●
Consistent with prior period as lower propane margins at Aux Sable, resulting from lower sales prices and narrower Chicago-AECO natural gas differential, was largely offset by increased revenues from Veresen Midstream following the North Central Liquids Hub going into service in June 2018, combined with the impact of a $24 million finance gain reversal recorded in the first half of 2018.

Realized (gain) loss on commodity-related derivatives	▲	$81 million increase due to the recognition of a gain position for NGL and crude based derivatives that were settled during the period, compared to losses realized in the nine months of 2018.
Unrealized (gain) loss on commodity-related derivatives	▲	$26 million increase in unrealized gain, primarily due to both new NGL contracts added during the period, combined with the impact of lower NGL forward prices and unrealized losses in 2018.
General & administrative and other expense	●	Consistent with prior period.
Net finance costs	▼
$11 million increase due to additional interest expense recognized on the adoption of IFRS 16, combined with higher interest expense, partially offset by a reduction in losses from fair value of non-commodity-related derivatives and increased foreign exchange gains.

Current tax expense	▼
$116 million increase is primarily due to the growth in prior year partnership earnings as a result of expansions that is recognized in taxable income in the current year as well as higher earnings in the current year.

Deferred tax recovery	▲	$400 million decrease in deferred tax is primarily due to the reduction in Alberta income tax rate from 12 percent to 8 percent over a four-year period.
Earnings	▲	$437 million increase compared to the first nine months of 2018, driven by the items noted above.
Cash flow from operating activities	▲
$222 million increase, primarily driven by increase in operating results after adjusting for non-cash items, $155 million change in non-cash working capital, combined with the $43 million impact from the adoption of IFRS 16, partially offset by a $79 million increase in taxes paid and $12 million decrease in distributions from equity accounted investees.

Adjusted cash flow from operating activities(1)	▲
$47 million increase largely due to the increase in cash flow from operating activities offset by the $116 million increase in current tax expense, net of the $155 million change in non-cash working capital.

Adjusted EBITDA(1)	▲
$154 million increase primarily due to the contribution from new assets placed into service, combined with the impact from the realized gain on commodity-related derivatives, the recognition of variable revenues related to capital recoveries, increased terminalling and storage revenues and $45 million impact from the adoption of IFRS 16, partially offset by decreased NGL and crude market prices in Marketing & New Ventures. Included in adjusted EBITDA is $603 million (2018: $617 million) related to equity accounted investees.

Total volume (mboe/d)(2)	▲
30 mboe/d increase due to new assets placed into service, increased demand in the Montney and Duvernay, partially offset by increased deferred revenue on the Peace system . Revenue volumes includes 320 mboe/d (2018: 308 mboe/d) related to equity accounted investees.

▲	Increase;	▼	Decrease; or	●	No impact;	to earnings, adjusted EBITDA, cash flow from operations, adjusted cash flow from operating activities or total volumes.

(1)	Refer to "Non-GAAP Measures".

(2)
Total revenue volumes. See "Abbreviations" for definition. Marketed NGL volumes are excluded from volumes to avoid double counting. Refer to the "Marketing & New Ventures" section for further information.

(3)
Pembina corrected revenue and costs of goods sold in the Marketing & New Ventures. The adjustments reduce revenue and cost of goods sold for the nine months ending September 30, 2018 ($202 million). There was no impact to earnings as a result of the adjustment.

6 Pembina Pipeline Corporation Third Quarter 2019

3. SEGMENT RESULTS
Business Overview
The Pipelines Division includes liquids and natural gas pipelines with a total capacity of approximately three million barrels of oil equivalent per day serving various markets and basins across North America. The Pipelines Division is comprised of Pembina's conventional, transmission and oil sands and heavy oil pipeline assets. The primary objectives of the Pipelines Division are to provide safe, responsible, reliable and cost-effective transportation services for customers; connect customer products to premium markets; pursue opportunities for increased throughput that enhances the return on invested capital; and follow a disciplined approach to operating expenses.
The Facilities Division includes infrastructure that provides Pembina's customers with natural gas, condensate and NGL services. Pembina's natural gas gathering and processing assets are strategically positioned in active, liquids-rich areas of the Western Canadian Sedimentary Basin and are integrated with the Company's other businesses. Pembina provides sweet and sour gas gathering, compression, condensate stabilization, and both shallow cut and deep cut gas processing services with a total capacity of approximately six billion cubic feet per day for its customers. Virtually all of the condensate and NGL extracted through these facilities is transported by Pembina's Pipelines Division. The Facilities Division includes approximately 356 thousand barrels per day of NGL fractionation, 14.3 million barrels of cavern storage, and associated terminalling facilities and the Company is currently constructing a liquefied petroleum gas export facility on Canada's West Coast. These facilities are fully integrated with the Company’s other divisions, providing customers with the ability to access a comprehensive suite of services to enhance the value of their hydrocarbons.
The Marketing & New Ventures Division strives to maximize the value of hydrocarbon liquids and natural gas originating in the basins where the Company operates. Pembina seeks to create new markets, and further enhance existing markets, to support both the Company's and its customers' overall business interests. In particular, Pembina seeks to identify opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure. Pembina strives to increase producer netbacks and product demand to improve the overall competitiveness of the basins where the Company operates. Within the Marketing & New Ventures Division, Pembina undertakes value-added commodity marketing activities including buying and selling products (natural gas, ethane, propane, butane, condensate and crude oil), commodity arbitrage, and optimizing storage opportunities. The marketing business enters into contracts for capacity on both Pembina's and third-party infrastructure, handles proprietary and customer volumes and aggregates production for onward sale. The Marketing & New Ventures Division currently includes an integrated propane dehydrogenation plant and polypropylene upgrading facility ("PDH/PP Facility"), being constructed by Pembina’s joint venture, Canada Kuwait Petrochemical Corporation ("CKPC"), and the proposed Jordan Cove LNG project.
Financial and Operational Overview by Division

	3 Months Ended September 30						9 Months Ended September 30
	2019			2018			2019			2018
($ millions, except where noted)(unaudited)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)
Pipelines	2,570	331	458	2,593	338	448	2,532	1,031	1,387	2,517	954	1,285
Facilities	866	161	233	872	149	216	876	486	701	861	419	645
Marketing & New Ventures(3)	—	120	83	—	91	98	—	313	301	—	281	300
Corporate	—	1	(38)	—	7	(29)	—	—	(115)	—	10	(109)
Total	3,436	613	736	3,465	585	732	3,408	1,830	2,274	3,378	1,664	2,120

(1)
Pipelines and Facilities are revenue volumes which are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio.

(2)	Refer to "Non-GAAP Measures".

(3)	Marketed NGL volumes are excluded from volumes to avoid double counting. Refer to the "Marketing & New Ventures" section for further information.

Pembina Pipeline Corporation Third Quarter 2019 7

Pipelines
Financial Overview Three Months Ended September 30
Results of Operations

($ millions, except where noted) (unaudited)	2019	2018	Change	% Change
Conventional revenue(1)	327	320	7	2
Transmission revenue(1)	50	47	3	6
Oil Sands revenue(1)	64	61	3	5
Pipelines revenue(1)	441	428	13	3
Operating expenses(1)	109	99	10	10
Share of profit from equity accounted investees	63	65	(2)	(3)
Depreciation and amortization included in operations	64	56	8	14
Gross profit	331	338	(7)	(2)
Adjusted EBITDA(2)	458	448	10	2
Volumes (mboe/d)(3)	2,570	2,593	(23)	(1)
Distributions from equity accounted investees	99	98	1	1

Change in Results
Conventional revenue(1)	▲
Increase due to revenues associated with Phase IV and V assets placed into service in December 2018 and higher recovery of operating expenses, partially offset by $26 million in deferred revenue recognized during the third quarter of 2018 compared to the $6 million recognized in the same period of 2019.

Transmission revenue(1)	▲	Increase due to higher average tolls following the recontracting of Alberta Ethane Gathering System and favourable foreign exchange rate impact on Vantage.
Oil Sands revenue(1)	▲	Increase primarily due to higher recovery of operating expenses due to increased power consumption and integrity work.
Operating expenses(1)	▼	Increase primarily due to higher labour and repairs and maintenance driven by growth in the business, combined with an increase in integrity spending.
Share of profit from equity accounted investees	●	Consistent with prior period.
Depreciation and amortization included in operations	▼	Increase in depreciation due to larger asset base as Pembina continued to expand its conventional pipeline system, placing Phase IV and V assets into service during December 2018.
Distributions from equity accounted investees	●	$99 million consists of $68 million (2018: $68 million) from Alliance and $31 million (2018: $30 million) from Ruby.
Volumes (mboe/d)(3)	▼
Decrease in revenue volumes primarily due to higher take-or-pay volumes recognized in the third quarter of 2018, partially offset by higher volumes on the Alberta Ethane Gathering System and Vantage system. Revenue volumes includes 141 mboe/d (2018: 139 mboe/d) related to Alliance and 89 mboe/d (2018: 89 mboe/d) related to Ruby.

Adjusted EBITDA(2)	▲
$10 million increase primarily due to decreased general & administrative expenses as a result of lower incentives, combined with the increase in revenues and partially offset by increased operating expenses, both explained above. Included in adjusted EBITDA is $78 million (2018: $79 million) related to Alliance and $48 million (2018: $48 million) related to Ruby.

Bridge Analysis of Adjusted EBITDA(2) ($ millions)

(1)	Includes inter-division transactions. See note 13 of the Interim Financial Statements.

(2)	Refer to "Non-GAAP Measures".

(3)	Revenue volumes. See "Abbreviations" for definition.

8 Pembina Pipeline Corporation Third Quarter 2019

Financial Overview Nine Months Ended September 30
Results of Operations

($ millions, except where noted) (unaudited)	2019	2018	Change	% Change
Conventional revenue(1)	960	883	77	9
Transmission revenue(1)	129	121	8	7
Oil Sands revenue(1)	211	181	30	17
Total revenue(1)	1,300	1,185	115	10
Operating expenses(1)	299	276	23	8
Share of profit from equity accounted investees	209	205	4	2
Depreciation and amortization included in operations	179	160	19	12
Gross profit	1,031	954	77	8
Adjusted EBITDA(2)	1,387	1,285	102	8
Volumes (mboe/d)(3)	2,532	2,517	15	1
Distributions from equity accounted investees	310	292	18	6

Change in Results
Conventional revenue(1)	▲
Increase due to revenues associated with Phase IV and V assets and higher recovery of applicable operating expenses due to increased pool prices and higher consumption, partially offset by higher deferred revenue recognized in 2018.

Transmission revenue(1)	▲	Increase due to higher average tolls on the Alberta Ethane Gathering System, combined with a favourable foreign exchange rate impacts on Vantage pipeline.
Oil Sands revenue(1)	▲
Increase primarily due to the recognition of $23 million of variable revenue related to year-to-date and prior year capital recoveries and higher recovery of operating expenses due to increased power pool prices and integrity work.

Operating expenses(1)	▼
Increase primarily due to increased power pool prices and increased power consumption from Phase IV and V being placed into service, combined with higher geotechnical spending for slope mitigation, increased integrity and increased labour costs.

Share of profit from equity accounted investees	▲
Increase due to favourable foreign exchange rate impacts from Ruby and the US portion of Alliance, combined with general & administrative expense savings associated with transitioning to an owner-operator model for Alliance.

Depreciation and amortization included in operations	▼	Increase in depreciation due to larger asset base as Pembina placed Phase IV and V assets into service during December 2018.
Distributions from equity accounted investees	▲	$310 million consists of $218 million (2018: $203 million) from Alliance and $91 million (2018: $89 million) from Ruby.
Volumes (mboe/d)(3)	▲
Increase primarily due to conventional Phase IV and V assets placed into service in December 2018, partially offset by higher deferred revenue volumes recognized on the Peace system in 2018. Revenue volumes includes 144 mboe/d (2018: 143 mboe/d) related to Alliance and 89 mboe/d (2018: 89 mboe/d) related to Ruby.

Adjusted EBITDA(2)	▲
$102 million increase primarily due to the increase in revenues, partially offset by the increase in operating expenses, explained above, combined with higher adjusted EBITDA from Ruby. Included in adjusted EBITDA is $252 million (2018: $254 million) related to Alliance and $150 million (2018: $139 million) related to Ruby.

Bridge Analysis of Adjusted EBITDA(2) ($ millions)

(1)	Includes inter-division transactions. See note 13 of the condensed consolidated Interim Financial Statements.

(2)	Refer to "Non-GAAP Measures".

(3)	Revenue volumes. See "Abbreviations" for definition.

Pembina Pipeline Corporation Third Quarter 2019 9

Operational Overview

	3 Months Ended September 30						9 Months Ended September 30
	2019			2018			2019			2018
($ millions, except where noted)(unaudited)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)
Pipelines
Conventional	908	208	248	946	216	252	894	633	740	871	594	692
Transmission	594	94	168	571	92	160	572	288	511	571	266	481
Oil Sands	1,068	29	42	1,076	30	36	1,066	110	136	1,075	94	112
Total	2,570	331	458	2,593	338	448	2,532	1,031	1,387	2,517	954	1,285

(1)	Revenue volumes. See "Abbreviations" for definition.

(2)	Refer to "Non-GAAP Measures".
Projects & New Developments
Pipelines continues to focus on the execution of various system expansions. The projects in the following table were recently placed into service and impact Pipelines results.

Significant Projects(1)	In-service Date
Phase V Peace Pipeline Expansion	December 2018
Phase IV Peace Pipeline Expansion	December 2018
Collectively, the projects in Pipelines are trending on budget. The following outlines the significant projects currently underway and new developments within Pipelines :

Phase VI Peace Pipeline Expansion
Capital Budget: $280 million	In-service Date: In stages starting late 2019 through mid-2020	Status: On time, trending over budget
This expansion includes upgrades at Gordondale, Alberta; a 16-inch pipeline from La Glace to Wapiti, Alberta and associated pump station and terminal upgrades; and a 20-inch pipeline from Kakwa to Lator, Alberta. Construction in one section of this expansion is on-going and construction preparation activities are expected to begin in the fourth quarter of 2019 on the other section.

Phase VII Peace Pipeline Expansion
Capital Budget: $950 million	In-service Date: First half of 2021	Status: On time, trending under budget
This expansion is expected to add approximately 240 mbpd of incremental capacity upstream of Fox Creek, accessing capacity available on the pipelines downstream of Fox Creek. Included in the expansion is a new 20-inch, approximately 220-kilometer pipeline in the La Glace-Valleyview-Fox Creek corridor, as well as six new pump stations or terminal upgrades, between La Glace and Edmonton, Alberta. Early works construction is expected to begin in November 2019.

Phase VIII Peace Pipeline Expansion
Capital Budget: $500 million	In-service Date(2): In stages starting in 2020 through the first half of 2022	Status: On time, trending on budget
This expansion will include new 10-inch and 16-inch pipelines in the Gordondale to La Glace corridor as well as six new pump stations or terminal upgrades located between Gordondale and Fox Creek, Alberta. FEED work is progressing as planned and is expected to be completed in the fourth quarter of 2019.

NEBC Montney Infrastructure
Capital Budget: Not disclosed separately(3)	In-service Date: Complete and awaiting a third party downstream connection	Status: On time, on budget
This infrastructure includes producer tie-in connections to Pembina's Birch Terminal as well as upgrades to the terminal including additional storage and pumps, along with minor site modifications. Construction on the new facilities and associated lateral is complete.

Wapiti Condensate Lateral
Capital Budget: Not disclosed separately(3)	In-service Date: Fourth quarter 2019	Status: On time, trending on budget
This is a 12-inch lateral, which will connect growing condensate volumes from a third-party owned facility in the Pipestone Montney region into Pembina's Peace Pipeline. All early works construction has been completed.

(1)
For further details on the Company's significant assets, refer to the Pembina's AIF filed at www.sedar.com (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.

(2)	Subject to environmental and regulatory approvals. See "Forward-Looking Statements".

(3)	Combined capital budget is $120 million.

10 Pembina Pipeline Corporation Third Quarter 2019

Pembina has approved the first stage of an additional expansion of the Peace Pipeline system ("Phase IX"), which will add additional capacity in the northwest Alberta to Gordondale, Alberta corridor to accommodate increased activity in the Montney and, in conjunction with previously announced expansions, largely completes product segregation across the system. This expansion has an estimated cost of approximately $100 million and is supported by 10-year contracts with predominantly investment grade counterparties under significant take-or-pay provisions. Phase IX is anticipated to be placed into service in the fourth quarter of 2021, subject to regulatory and environmental approvals.
The first stage of Phase IX will include new 6-inch and 16-inch pipelines debottlenecking the corridor north of Gordondale, Alberta as well as upgrades at one pump station.  In addition, this expansion will see existing pipelines, which are currently batching, converted to single product lines. Once this expansion is completed, Pembina will have largely completed its objective to achieve segregated liquids transportation service for ethane-plus, propane-plus, crude and condensate across multiple pipeline systems between Gordondale, Alberta and the Edmonton, Alberta area. This portion of the Phase IX expansion allows Pembina to fully utilize approximately 100 mbbls/d of latent capacity that will be created on Peace Pipeline east of LaGlace, Alberta, as a result of the Phase VII and VIII expansions.
Pembina continues to evaluate the need for additional pump stations between Fox Creek and Namao, Alberta to achieve Pembina's fully powered-up market delivery capacity of 1.3 million barrels per day across the Peace and Northern pipelines.  Engineering is currently underway and based on further commercial support, the scope of Phase IX may be revised in the future to include these projects.

Pembina Pipeline Corporation Third Quarter 2019 11

Facilities
Financial Overview Three Months Ended September 30
Results of Operations

($ millions, except where noted) (unaudited)	2019	2018	Change	% Change
Gas Services net revenue(1)(2)(3)	151	134	17	13
NGL Services net revenue(1)(2)(3)	137	110	27	25
Facilities net revenue(1)(2)(3)	288	244	44	18
Operating expenses(1)	97	76	21	28
Share of profit from equity accounted investees	12	18	(6)	(33)
Depreciation and amortization included in operations	42	37	5	14
Gross profit	161	149	12	8
Adjusted EBITDA(3)	233	216	17	8
Volumes (mboe/d)(4)	866	872	(6)	(1)
Distributions from equity accounted investees	24	34	(10)	(29)

Changes in Results
Gas Services net revenue(1)(2)(3)	▲
Increase is largely attributable to increased demand at the Saturn Complex and Cutbank, combined with increased operating expense recoveries, partially offset by an outage at Kakwa River reducing fee-for-service revenue.

NGL Services net revenue(1)(2)(3)	▲
Increase primarily due to Redwater Co-generation and Burstall Ethane Storage going into service March 2019 and January 2019, respectively, combined with increased terminalling revenues at Redwater for propane and butane.

Operating expenses(1)	▼
Increase largely due to higher labour costs as a result of increased terminalling and storage activities and Burstall Ethane Storage going into service, combined with higher repairs and maintenance, partially offset by a reduction in power costs following Redwater Co-generation going into service in March 2019.

Share of profit from equity accounted investees	▼	Decrease largely the result of a one-time revenue adjustment of $5 million related to Veresen Midstream's Dawson facilities.
Depreciation and amortization included in operations	▼	Increase primarily due to Redwater Co-generation and Burstall Ethane Storage going into service March 2019 and January 2019, respectively.
Distributions from equity accounted investees	▼
$24 million consists of $23 million (2018: $31 million) from Veresen Midstream and $1 million (2018: $3 million) from Fort Corp. The decrease in Veresen Midstream distribution is primarily due to lower earnings, mentioned above, combined with the conversion of Veresen Midstream Class B Units to Class A Units by Pembina's joint venture partner, reducing Pembina's distribution to its ownership percentage.

Volumes (mboe/d)(4)	▼
Decrease in revenue volumes primarily due to lower supply volumes at Redwater, combined with a third party outage affecting Younger and a scheduled turnaround at the Kakwa River, partially offset by additional volumes at the Saturn Complex and Duvernay. Revenue volumes includes 86 mboe/d (2018: 86 mboe/d) related to Veresen Midstream.

Adjusted EBITDA(3)	▲
$17 million increase primarily due to higher net revenue in NGL and Gas Services, partially offset by increased operating expenses in Gas Services and the one-time adjustment related to Veresen Midstream's Dawson facilities. Included in adjusted EBITDA is $41 million (2018: $50 million) related to Veresen Midstream.

Bridge Analysis of Adjusted EBITDA(3) ($ millions)

(1)	Includes inter-division transactions. See note 13 of the Interim Financial Statements.

(2)
Revenue and cost of goods sold reported for all 2018 periods have been restated to reflect updated presentation for 2019, where the majority of cost of goods sold and corresponding revenues are reported in Marketing & New Ventures.

(3)	Refer to "Non-GAAP Measures".

(4)	Revenue volumes. See "Abbreviations" for definition.

12 Pembina Pipeline Corporation Third Quarter 2019

Financial Overview Nine Months Ended September 30
Results of Operations

($ millions, except where noted) (unaudited)	2019	2018	Change	% Change
Gas Services net revenue(1)(2)(3)	436	408	28	7
NGL Services net revenue(1)(2)(3)	396	333	63	19
Facilities net revenue(1)(2)(3)	832	741	91	12
Operating expenses(1)	264	226	38	17
Share of profit from equity accounted investees	36	14	22	157
Depreciation and amortization included in operations	118	110	8	7
Gross profit	486	419	67	16
Adjusted EBITDA(3)	701	645	56	9
Volumes (mboe/d)(4)	876	861	15	2
Distributions from equity accounted investees	80	94	(14)	(15)

Changes in Results
Gas Services net revenue(1)(2)(3)	▲
Increase is largely attributable to higher operating expense recoveries as a result of higher power and repairs and maintenance costs, combined with increased revenue volumes at the Saturn Complex, Kakwa River and Duvernay, explained below.

NGL Services net revenue(1)(2)(3)	▲
Increase primarily due to increased terminalling revenues for propane and butane, combined with the contribution from Redwater Co-generation and Burstall Ethane Storage going into service March 2019 and January 2019, respectively, and consistent volumes at Redwater on a year-to-date basis.

Operating expenses(1)	▼
Increase caused by increased power consumption from Burstall Ethane Storage being placed into service, higher repairs and maintenance, higher power pool prices and higher labour costs as a result of increased headcount, partially offset by a reduction in Redwater power costs following Redwater Co-generation going into service in March 2019.

Share of profit from equity accounted investees	▲
Increase mainly due to the contribution from Veresen Midstream following the North Central Liquids Hub going into service in June 2018, combined with the impact of a $24 million finance gain reversal recorded in 2018, partially offset by a one-time revenue adjustment of $5 million related to Veresen Midstream's Dawson facilities.

Depreciation and amortization included in operations	▼	Increase primarily due to Redwater Co-generation and Burstall Ethane Storage going into service March 2019 and January 2019, respectively.
Distributions from equity accounted investees	▼
$80 million consists of $76 million (2018: $86 million) from Veresen Midstream and $4 million (2018: $8 million) from Fort Corp. The decrease in distributions from Veresen Midstream is due to the same reasons mentioned previously.

Volumes (mboe/d)(4)	▲
Increase primarily due to additional volumes at Veresen Midstream due to the North Central Liquids Hub being placed into service in June 2018 and increased fee-for-service volumes, combined with higher volumes at the Saturn Complex, Kakwa River and Duvernay as a result of higher demand. Revenue volumes includes 88 mboe/d (2018: 76 mboe/d) related to Veresen Midstream.

Adjusted EBITDA(3)	▲
$56 million increase primarily due to strong NGL and Gas Services revenues, explained above, combined with the North Central Liquids Hub going into service, partially offset by higher operating expenses. Included in adjusted EBITDA is $134 million (2018: $129 million) related to Veresen Midstream.

Bridge Analysis of Adjusted EBITDA(3) ($ millions)

(1)	Includes inter-division transactions. See note 13 of the condensed consolidated Interim Financial Statements.

(2)
Revenue and cost of goods sold reported for all 2018 periods have been restated to reflect updated presentation for 2019, where the majority of cost of goods sold and corresponding revenues are reported in Marketing & New Ventures.

(3)	Refer to "Non-GAAP Measures".

(4)	Revenue volumes. See "Abbreviations" for definition.

Pembina Pipeline Corporation Third Quarter 2019 13

Operational Overview

	3 Months Ended September 30						9 Months Ended September 30
	2019			2018			2019			2018
($ millions, except where noted)(unaudited)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)
Facilities
Gas Services	672	83	133	669	82	137	674	247	405	657	218	395
NGL Services	194	78	100	203	67	79	202	239	296	204	201	250
Total	866	161	233	872	149	216	876	486	701	861	419	645

(1)	Revenue volumes. See "Abbreviations" for definition.

(2)	Refer to "Non-GAAP Measures".
Projects & New Developments
Facilities continues to build-out its natural gas and NGL processing and fractionation assets to service customer demand. The projects in the following table were recently placed into service and impact Facilities results.

Significant Projects(1)	In-service Date
Redwater Co-generation	March 2019
Burstall Ethane Storage	January 2019
Rail Yard Expansion	December 2018
Cavern Storage	Throughout 2018
Veresen Midstream(2)
North Central Liquids Hub	June 2018
Saturn Phase II Gas Plant	January 2018
Collectively, the projects in Facilities are trending on budget.
The following outlines the projects currently underway and new developments within Facilities:

Duvernay II
Capital Budget: $320 million	In-service Date: Fourth quarter 2019	Status: On time, trending under budget
Duvernay II is the first tranche of infrastructure development under the 20-year infrastructure development and service agreement with Chevron Canada Limited and KUFPEC. This development includes 300 MMcf/d of raw gas separation, water handling and high pressure water disposal infrastructure; a 100 MMcf/d sweet gas, shallow cut processing facility; 30 mbpd of inlet condensate stabilization; and other associated infrastructure. Mechanical and electrical construction is complete with commissioning well underway.

Duvernay III
Capital Budget: $175 million	In-service Date: Mid to late 2020	Status: On time, trending on budget
Duvernay III is the second tranche of infrastructure development under the 20-year infrastructure development and service agreement with Chevron Canada Limited and KUFPEC. This development includes a 100 MMcf/d sweet gas, shallow cut processing train, 20 mbpd of inlet condensate stabilization and other associated infrastructure. Detailed design is nearing completion, long-lead equipment is being fabricated and site construction early works has commenced.

Duvernay Sour Treatment Facilities
Capital Budget: $65 million	In-service Date: First quarter of 2020	Status: On time, trending on budget
Sour gas treating facilities at the Duvernay Complex including 150 MMcf/d sour gas sweetening system with 300 MMcf/d of amine regeneration capability and up to one tonne of sulphur per day of acid gas incineration. Engineering for the project is progressing, long lead equipment fabrication is predominantly complete and onsite construction is underway.

Prince Rupert Terminal
Capital Budget: $250 million	In-service Date(3): Second half of 2020	Status: On time, trending over budget
The Prince Rupert LPG export terminal is located on Watson Island, British Columbia and is expected to have a permitted capacity of approximately 25 mbpd of LPG. The LPG supply will be sourced primarily from the Company's Redwater Complex. Field construction is progressing with spheres, deep undergrounds and foundations well underway. In addition, setting of equipment skids as well as pipe rack module install and wharf/trestle rehabilitation has started.

14 Pembina Pipeline Corporation Third Quarter 2019

Hythe Developments
Capital Budget(4): $185 million	In-service Date: Late 2020	Status: On time, trending on budget
Pembina and its 45 percent owned joint venture, Veresen Midstream, will construct natural gas gathering and processing infrastructure in the Pipestone Montney region. The infrastructure consists of an expansion of up to 125 MMcf/d (56 MMcf/d net to Pembina) of sour gas processing at Veresen Midstream's existing Hythe facility and a new, approximately 60-kilometre, 12-inch sour gas pipeline, to be owned by Veresen Midstream and constructed by Pembina. In addition, various laterals will be owned and constructed by Pembina. All long-lead equipment has been ordered and construction has commenced.

Empress Infrastructure
Capital Budget: $120 million	In-service Date: Late 2020	Status: On time, trending on budget
This expansion will add new fractionation and terminalling facilities, which are expected to add approximately 30 mbpd of propane-plus fractionation capacity to Pembina's Empress NGL Extraction Facility. Major equipment has arrived at site, engineering, early works and piling is complete and the main mechanical construction is underway.

(1)
For further details on the Company's significant assets refer to the Pembina's AIF filed at www.sedar.com (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.

(2)
Investment in equity accounted investee, which Pembina has a 45 percent interest in as of September 30, 2019. Results from Veresen Midstream impact share of profit from equity accounted investees and proportionally consolidated metrics. See note 6 to the Interim Financial Statements.

(3)	Subject to environmental and regulatory approvals. See "Forward-Looking Statements".

(4)	Net to Pembina.
Subsequent to quarter end, Pembina received Board approval to proceed with the development of a $120 million co-generation facility at the Empress NGL Extraction facility ("Empress Co-generation Facility"). The Empress Co-generation Facility will reduce overall operating costs by providing power and heat to the extraction and fractionation facilities and has an expected in-service date in mid-2022, subject to regulatory and environmental approval.

Pembina Pipeline Corporation Third Quarter 2019 15

Marketing & New Ventures
Financial Overview Three Months Ended September 30
Results of Operations

($ millions, except where noted) (unaudited)	2019	2018	Change	% Change
Marketing revenue(1)(2)	1,106	1,472	(366)	(25)
Cost of goods sold(1)(2)	1,034	1,370	(336)	(25)
Net revenue(1)(3)	72	102	(30)	(29)
Share of profit from equity accounted investees	14	27	(13)	(48)
Realized (gain) loss on commodity-related derivative financial instruments	(5)	29	34	117
Unrealized gain on commodity-related derivative financial instruments	(40)	—	40	—
Depreciation and amortization included in operations	11	9	2	22
Gross profit	120	91	29	32
Adjusted EBITDA(3)	83	98	(15)	(15)
Volumes (mboe/d)(4)	176	160	16	10
Distributions from equity accounted investees	19	38	(19)	(50)

Change in Results
Marketing revenue(1)(2)	▼	Lower prices for propane, butane and crude during the third quarter of 2019 were partially offset by higher NGL marketed volumes.
Cost of goods sold(1)(2)	▲	Decrease due to lower NGL prices and lower crude sales, combined with the $10 million impact of adopting IFRS 16 that reduced cost of goods sold and increased depreciation and finance costs.
Share of profit from equity accounted investees	▼	Decrease largely due to lower propane margins at Aux Sable resulting from a decrease in sales prices, combined with a narrower Chicago-AECO natural gas differential.
Realized (gain) loss on commodity-related derivatives	▲	Realized gains relating to the settlement of NGL and crude based derivatives in a gain position.
Unrealized gain on commodity-related derivatives	▲	Unrealized gain primarily due to a decrease in the price of propane and other frac-related commodities which drove the associated derivative contracts into a gain position.
Depreciation and amortization included in operations	●	$9 million of additional depreciation was recognized on leased rail cars following the adoption of IFRS 16, was offset by a decrease in amortization due to fully amortized intangibles.
Distributions from equity accounted investees	▼	Decrease of $19 million due to the lower margins at Aux Sable, noted in share of profit from equity accounted investees above. All $19 million (2018: $38 million) from Aux Sable.
Volumes (mboe/d)(4)	▲
NGL sales volumes remained strong despite lower pricing, partially offset by lower ethane volumes at Aux Sable as it was more economic for ethane to remain in the gas stream. Revenue volumes includes 33 mboe/d (2018: 38 mboe/d) related to Aux Sable.

Adjusted EBITDA(3)	▼
Lower margins on propane and butane, explained above, were partially offset by the realized gain on commodity-related derivatives, combined with the $10 million impact of the adoption of IFRS 16. Included in adjusted EBITDA is $15 million (2018: $33 million) related to Aux Sable.

Bridge Analysis of Adjusted EBITDA ($ millions)(3)

(1)	Includes inter-division transactions. See note 13 of the Interim Financial Statements.

(2)
Revenue and cost of goods sold reported for all 2018 periods have been restated to reflect updated presentation for 2019, where the majority of cost of goods sold and corresponding revenues are reported in Marketing & New Ventures.

(3)	Refer to "Non-GAAP Measures".

(4)	Marketed NGL volumes. See "Abbreviations" for definition.

16 Pembina Pipeline Corporation Third Quarter 2019

Financial Overview Nine Months Ended September 30
Results of Operations

($ millions, except where noted) (unaudited)	2019	2018	Change	% Change
Marketing revenue(1)(2)	3,712	4,012	(300)	(7)
Cost of goods sold(1)(2)	3,428	3,702	(274)	(7)
Net revenue(1)(3)	284	310	(26)	(8)
Share of profit from equity accounted investees	37	63	(26)	(41)
Realized (gain) loss on commodity-related derivative financial instruments	(25)	56	81	145
Unrealized (gain) loss on commodity-related derivative financial instruments	(10)	16	26	163
Depreciation and amortization included in operations	43	20	23	115
Gross profit	313	281	32	11
Adjusted EBITDA(3)	301	300	1	—
Volumes (mboe/d)(4)	189	168	21	13
Distributions from equity accounted investees	62	78	(16)	(21)

Change in Results
Marketing revenue(1)(2)	▼
Decrease primarily due to lower propane, butane and crude prices, partially offset by higher NGL sales volumes at Redwater and a $33 million settlement payment from a contract dispute that was resolved during the first quarter of 2019.

Cost of goods sold(1)(2)	▲
Decrease largely due to to lower crude and NGL market prices, mentioned above, combined with a $30 million adjustment on the adoption of IFRS 16 that reduced cost of goods sold and increased depreciation and finance costs.

Share of profit from equity accounted investees	▼
Decrease due to lower propane margins at Aux Sable resulting from lower sales prices during 2019 and narrower Chicago-AECO natural gas differential, combined with an outage during June to complete regular maintenance.

Realized (gain) loss on commodity-related derivatives	▲	Increase due to the swing to a gain position for NGL and crude based derivatives that were settled during period, compared to losses realized in the nine months of 2018.
Unrealized (gain) loss on commodity-related derivatives	▲	Unrealized gain primarily due to new NGL contracts added during the period, combined with the impact of lower NGL forward prices.
Depreciation and amortization included in operations	▼
Increase largely due to $27 million of depreciation on leased rail cars, which are recognized as a right-of-use asset and depreciated following the adoption of IFRS 16, partially offset by a decrease in amortization due to fully amortized intangibles.

Distributions from equity accounted investees	▼
Decrease of $16 million largely due to the lower margins at Aux Sable, noted in share of profit from equity accounted investees above, all $62 million (2018: $78 million) in distributions are from Aux Sable.

Volumes (mboe/d)(4)	▲
Increased NGL sales volumes primarily driven by increased supply volumes at Redwater, partially offset by lower ethane volumes at Aux Sable. Revenue volumes includes 33 mboe/d (2018: 38 mboe/d) related to Aux Sable.

Adjusted EBITDA(3)	●
Consistent with prior period as increased realized gains on commodity-related derivatives, combined with the $30 million impact of the adoption of IFRS 16 and lower general and administrative expenses in New Ventures, offset lower margins after adjusting for the $33 million settlement payment mentioned above. Included in adjusted EBITDA is $56 million (2018: $80 million) related to Aux Sable.

Bridge Analysis of Adjusted EBITDA(3)(5)($ millions)

(1)	Includes inter-division transactions. See note 13 of the condensed consolidated Interim Financial Statements.

(2)
Revenue and cost of goods sold reported for all 2018 periods have been restated to reflect updated presentation for 2019, where all cost of goods sold and corresponding revenues are reported in Marketing & New Ventures.

(3)	Refer to "Non-GAAP Measures".

(4)	Marketed NGL volumes. See "Abbreviations" for definition.

(5)	Marketing revenue excludes the positive contract settlement of $33 million.

Pembina Pipeline Corporation Third Quarter 2019 17

Operational Overview

	3 Months Ended September 30						9 Months Ended September 30
	2019			2018			2019			2018
($ millions, except where noted)(unaudited)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)
Marketing & New Ventures
Marketing	176	118	84	160	91	102	189	311	311	168	281	321
New Ventures(3)	—	2	(1)	—	—	(4)	—	2	(10)	—	—	(21)
Total	176	120	83	160	91	98	189	313	301	168	281	300

(1)	Marketed NGL volumes. Volumes are stated in mboe/d.

(2)	Refer to "Non-GAAP Measures".

(3)	All New Ventures projects have not yet commenced operations and therefore have no volumes.
Projects & New Developments
The following outlines the projects currently underway and new developments within Marketing & New Ventures:

PDH/PP Facility
Capital Budget(1): $2.5 billion	In-service Date: Mid-2023	Status: On time, trending on budget
The PDH/PP Facility will be located adjacent to Pembina's Redwater fractionation complex and will convert approximately 23,000 bpd of locally supplied propane into polypropylene, a high value recyclable polymer used in a wide range of finished products including but not limited to automobiles, medical devices, food packaging and home electronic appliances, among others. Engineering, procurement and construction bids have been received and are currently being reviewed. Early works site preparation is expected to continue through the fourth quarter of 2019. Pembina contributions to date are $90 million.

Jordan Cove LNG Project (proposed)
The proposed Jordan Cove LNG project is a world-scale LNG export facility which would transport North American natural gas to world markets. The project is made up of two parts: the LNG terminal, with a planned design capacity of 7.8 million tonnes per annum and the Pacific Connector Gas pipeline which would transport natural gas from Malin, Oregon to an LNG terminal in Coos County, Oregon.

The Company has signed voluntary easement agreements that constitute 82 percent of the privately owned portion of the proposed pipeline route, which will allow the pipeline to cross beneath these properties.

Subsequent to the quarter, FERC revised the schedule for issuance of the final Environmental Impact Statement, which is now expected February 13, 2020. Engagement with the Oregon State regulatory authority continues. State permits are a critical component of the regulatory process and enable the commercial viability and critical investment to move forward. Due to state permitting considerations, the timing and ultimate approval of Jordan Cove is uncertain. The carrying value of the project at September 30, 2019 is $324 million, including capitalized borrowing costs of $7 million.

In conjunction with a final investment decision, the Company intends to seek partners for both the pipeline and liquification facilities thereby reducing its 100 percent ownership interest to a net ownership interest of between 40 and 60 percent with the intention to reduce the capital, operating, and other project risks.

(1)	Net to Pembina.

18 Pembina Pipeline Corporation Third Quarter 2019

4. LIQUIDITY & CAPITAL RESOURCES
Available Sources of Liquidity

	September 30, 2019
($ millions)	(unaudited)	December 31, 2018
Working capital(1)	(146)	(477)
Variable rate debt(2)
Bank debt	—	1,305
Total variable rate debt outstanding (weighted average of 2.9% (2018: 3.2%))	—	1,305
Fixed rate debt(2)
Senior unsecured notes	540	540
Senior unsecured medium-term notes	7,800	5,700
Total fixed rate debt outstanding (weighted average of 4.2% (2018: 4.2%))	8,340	6,240
Finance lease liability(3)	—	19
Total debt outstanding	8,340	7,564
Cash and unutilized debt facilities	3,140	2,372

(1)	As at September 30, 2019, working capital includes $340 million (December 31, 2018: $480 million) associated with the current portion of loans and borrowings.

(2)	Face value.

(3)	Finance lease liabilities reported separately following the adoption of IFRS 16, see "Changes in Accounting Policies".
Pembina anticipates its cash flow from operating activities, the majority of which is derived from fee-based contracts, will be more than sufficient to meet its short-term and long-term operating obligations and fund its dividends. In the short term, Pembina expects to source funds required for capital projects and contributions to investments in equity accounted investees from cash, its credit facilities and by accessing the capital markets, as required. Based on its successful access to financing in the capital markets over the past several years, Pembina believes it should continue to have access to additional funds as required. Refer to "Risk Factors – Additional Financing and Capital Resources" in Pembina's MD&A and note 24 to the Consolidated Financial Statements for the year ended December 31, 2018 for more information. Management remains satisfied that the leverage employed in Pembina's capital structure is sufficient and appropriate given the characteristics and operations of the underlying asset base.
Management may make adjustments to Pembina's capital structure as a result of changes in economic conditions or the risk characteristics of the underlying assets. To maintain or modify Pembina's capital structure in the future, Pembina may renegotiate new debt terms, repay existing debt, seek new borrowing, issue additional equity and/or repurchase shares.
Pembina's credit facilities consist of an unsecured $2.5 billion (December 31, 2018: $2.5 billion) revolving credit facility which includes a $750 million accordion feature and matures in May 2024, and an operating facility of $20 million (December 31, 2018: $20 million) due in May 2020 and is typically renewed on an annual basis. There are no repayments due over the term of these facilities. On September 19, 2019, Pembina fully-repaid its unsecured $1.0 billion (December 31, 2018: $1.0 billion) non-revolving term loan. As at September 30, 2019, Pembina had $3.1 billion (December 31, 2018: $2.4 billion) of cash and unutilized debt facilities. At September 30, 2019, Pembina had loans and borrowings (excluding deferred financing costs) of $8.3 billion (December 31, 2018: $7.5 billion). Pembina also had an additional $68 million (December 31, 2018: $69 million) in letters of credit issued pursuant to separate credit facilities. Pembina is required to meet certain specific and customary affirmative and negative financial covenants under its senior unsecured notes, medium-term notes, revolving credit, non-revolving term and operating facilities, including a requirement to maintain certain financial ratios. Pembina is also subject to customary restrictions on its operations and activities under its notes and credit facilities, including restrictions on the granting of security, incurring indebtedness and the sale of its assets.
On July 11, 2019, the Pipeline Financial Requirements Regulations ("Regulations") issued under the National Energy Board ("NEB") Act, later renamed to the Canadian Energy Regulator ("CER") and CER Act, came into effect. The Regulations set out the absolute liability limits required for operators of CER-regulated pipelines to respond to an unintended or uncontrolled release of commodity from a pipeline. The newly-enacted Regulations require operators to demonstrate that they have, and

Pembina Pipeline Corporation Third Quarter 2019 19

will maintain, the prescribed financial resources to fund their respective absolute liability or a greater amount as determined by the CER, including a set portion (five percent) in readily available resources. Pembina has direct ownership in CER-regulated assets with a total absolute liability of $450 million. Pembina filed its financial resources plan with the CER verifying its ability to meet the $450 million liability using prescribed financial resources, including $22.5 million in readily available resources, and has maintained compliance with the requirements of the CER Act.
Covenants
Pembina's financial covenants include the following:

Debt Instrument	Financial Covenant(1)	Ratio	Ratio at September 30, 2019
Senior unsecured medium-term notes	Funded Debt to Capitalization	Maximum 0.70	0.36
Revolving unsecured credit facility	Debt to Capital	Maximum 0.65	0.34
	EBITDA to Senior Interest Coverage	Minimum 2.5:1.0	8.80

(1)	Terms as defined in relevant agreements.
In addition to the table above, Pembina has customary covenants on its other senior unsecured notes. Pembina was in compliance with all covenants under its notes and facilities as at September 30, 2019 (December 31, 2018: in compliance).
Pembina continues to actively monitor and reassess the creditworthiness of its counterparties. Financial assurances to mitigate and reduce risk may include guarantees, letters of credit and cash. Letters of credit totaling $108 million (December 31, 2018: $122 million) were held at September 30, 2019, primarily in respect of customer trade receivables.
Outstanding Share Data(1)

Issued and outstanding (thousands of shares)	October 29, 2019
Common shares	511,809
Stock options	17,926
Stock options exercisable	8,905
Class A, Series 1 Preferred shares	10,000
Class A, Series 3 Preferred shares	6,000
Class A, Series 5 Preferred shares	10,000
Class A, Series 7 Preferred shares	10,000
Class A, Series 9 Preferred shares	9,000
Class A, Series 11 Preferred shares	6,800
Class A, Series 13 Preferred shares	10,000
Class A, Series 15 Preferred shares	8,000
Class A, Series 17 Preferred shares	6,000
Class A, Series 19 Preferred shares	8,000
Class A, Series 21 Preferred shares	16,000

(1)
The Company's common shareholders and Class A preferred shareholders, by separate class votes, approved a special resolution to amend the Company's articles to increase the limit on the number of Class A preferred shares the Company is authorized to issue (the "Amendment"). The Company filed Articles of Amendment effecting the Amendment on June 25, 2019. A copy of the Company's articles can be found online at www.sedar.com.

Financing Activity
On April 3, 2019, Pembina closed an offering of $800 million of senior unsecured medium-term notes. The offering was conducted in two tranches consisting of $400 million in senior unsecured medium-term notes, series 12, having a fixed coupon of 3.62 percent per annum, paid semi-annually, and maturing on April 3, 2029 and $400 million in senior unsecured medium-term notes, series 13, having a fixed coupon of 4.54 percent per annum, paid semi-annually, and maturing on April 3, 2049.
On May 31, 2019, Pembina completed an extension on its $2.5 billion revolving credit facility, which now matures on May 31, 2024.

20 Pembina Pipeline Corporation Third Quarter 2019

On June 13, 2019, Pembina's $200 million senior unsecured medium term note 4A matured and was fully repaid.
On September 12, 2019, Pembina closed an offering of $1.5 billion of senior unsecured medium-term notes. The offering was conducted in three tranches consisting of $600 million in senior unsecured medium-term notes, series 14, having a fixed coupon of 2.56 percent per annum, paid semi-annually, and maturing on June 1, 2023; $600 million in senior unsecured medium-term notes, series 15, having a fixed coupon of 3.31 percent  per annum, paid semi-annually, and maturing on February 1, 2030; and $300 million issued through a re-opening of the Company's senior unsecured medium-term notes, series 13, having a fixed coupon of 4.54 percent  per annum, paid semi-annually, and maturing on April 3, 2049.
On September 19, 2019, Pembina fully-repaid its unsecured $1.0 billion non-revolving term loan.
Credit Ratings
The following information with respect to Pembina's credit ratings is provided as it relates to Pembina's financing costs and liquidity. Specifically, credit ratings affect Pembina's ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the current ratings on Pembina's debt by its rating agencies, particularly a downgrade below investment-grade ratings, could adversely affect Pembina's cost of financing and its access to sources of liquidity and capital. In addition, changes in credit ratings may affect Pembina's ability, and the associated costs, to enter into normal course derivative or hedging transactions. Credit ratings are intended to provide investors with an independent measure of credit quality of any issues of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities, nor do the ratings comment on market price or suitability for a particular investor. Any rating may not remain in effect for a given period of time or may be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.
Pembina targets strong 'BBB' credit ratings. DBRS rates Pembina's senior unsecured notes and senior unsecured medium-term notes 'BBB' and Class A Preferred Shares Pfd-3. S&P's long-term corporate credit rating on Pembina is 'BBB' and its rating of the Class A Preferred Shares is P-3 (High).
Contractual Obligations
Pembina had the following contractual obligations outstanding at September 30, 2019:

Contractual Obligations(1)	Payments Due By Period
($ millions)	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years
Leases(2)	556	82	149	107	218
Loans and borrowings(3)	12,805	737	1,445	2,194	8,429
Construction commitments(4)	1,904	1,091	290	37	486
Other(5)	338	61	87	66	124
Total contractual obligations	15,603	1,971	1,971	2,404	9,257

(1)
Pembina enters into product purchase agreements and power purchase agreements to secure supply for future operations. Purchase prices of both NGL and power are dependent on current market prices. Volumes and prices for NGL and power contracts cannot be reasonably determined and therefore an amount has not been included in the contractual obligations schedule. Product purchase agreements range from one to 10 years and involve the purchase of NGL products from producers. Assuming product is available, Pembina has secured between 24 and 105 mbpd each year up to and including 2027. Power purchase agreements range from one to 25 years and involve the purchase of power from electrical service providers. The Company has secured up to 70 megawatts per day each year up to and including 2043.

(2)	Includes rail, office space, land and vehicle leases.

(3)	Excluding deferred financing costs. Including interest payments on senior unsecured notes.

(4)
Excluding significant projects that are awaiting regulatory approval at September 30, 2019, projects which Pembina is not committed to construct, and projects that are executed by equity accounted investees. See "Selected Equity Accounted Investee Information" for details regarding the nature of Pembina's commitments to fund equity accounted investees.

(5)	Includes $92 million in commitments related to leases that have not yet commenced.
Pembina is, subject to certain conditions, contractually committed to the construction and operation of Phase VI, Phase VII, Duvernay II, Duvernay III and Duvernay Sour Treatment Facilities, as well as certain pipeline connections and laterals and other corporate infrastructure. See "Forward-Looking Statements & Information".

Pembina Pipeline Corporation Third Quarter 2019 21

5. CAPITAL EXPENDITURES

	3 Months Ended September 30		9 Months Ended September 30
($ millions)(unaudited)	2019	2018	2019	2018
Pipelines	212	138	637	523
Facilities	167	108	426	247
Marketing & New Ventures	34	35	135	88
Corporate and other projects	8	10	18	12
Total capital	421	291	1,216	870
Contributions to equity accounted investees(1)(2)	25	—	143	58

(1)	Contributions for the three months ended September 30, 2019, include $24 million (2018: $nil) to Veresen Midstream and $1 million (2018: $nil) to Aux Sable.

(2)	Contributions for the nine months ended September 30, 2019, include $90 million (2018: $nil) to CKPC, $50 million (2018:$58 million) to Veresen Midstream and $3 million (2018: $nil) to Aux Sable.
For the three months ended September 30, 2019, capital expenditures were $421 million, compared to $291 million during the same three-month period of 2018. For the nine months ended September 30, 2019, capital expenditures were $1.2 billion, compared to $870 million during the same nine month period of 2018. In both 2019 and 2018, Pipelines capital expenditures were primarily related to Pembina's ongoing pipeline expansion projects. In 2019, Facilities capital expenditures were largely related to construction on Duvernay II, Empress Infrastructure and the Prince Rupert Terminal. In 2018, Facilities capital expenditures were largely related to construction of Duvernay II, the Burstall Ethane Storage, Redwater Co-generation and the Prince Rupert Terminal. Capital expenditures in Marketing & New Ventures in both 2019 and 2018 were primarily related to the Jordan Cove LNG project.
6. DIVIDENDS
Common Share Dividends
Common share dividends are payable if, as, and when declared by Pembina's Board of Directors. The amount and frequency of dividends declared and payable is at the discretion of the Board of Directors, which considers earnings, cash flow, capital requirements, the financial condition of Pembina and other relevant factors when making its dividend determination.
On May 2, 2019, Pembina's Board of Directors approved a five percent increase to its monthly common share dividend rate (from $0.19 per common share to $0.20 per common share), commencing with the dividend paid on June 14, 2019.
Preferred Share Dividends
The holders of Pembina's Class A Preferred Shares are entitled to receive fixed cumulative dividends. Dividends on the Series 1, 3, 5, 7, 9, 11, 13 and 21 preferred shares are payable quarterly on the first day of March, June, September and December, if, as and when declared by the Board of Directors of Pembina. Dividends on the Series 15, 17 and 19 preferred shares are payable on the last day of March, June, September and December in each year, if, as and when declared by the Board of Directors.
On January 30, 2019, Pembina announced that it did not intend to exercise its right to redeem the six million Cumulative Redeemable Rate Reset Class A Preferred Shares, Series 3 ("Series 3 Shares") shares outstanding on March 1, 2019. The annual dividend rate for the Series 3 Shares for the five-year period from and including March 1, 2019 to, but excluding, March 1, 2024 is 4.478 percent.
On March 1, 2019, Pembina announced that it did not intend to exercise its right to redeem the six million Cumulative Redeemable Rate Reset Class A Preferred Shares, Series 17 ("Series 17 Shares") shares outstanding on March 31, 2019. The annual dividend rate for the Series 17 Shares for the five-year period from and including March 31, 2019 to, but excluding, March 31, 2024 is 4.821 percent.

22 Pembina Pipeline Corporation Third Quarter 2019

On May 2, 2019, Pembina announced that it did not intend to exercise its right to redeem the 10 million Cumulative Redeemable Rate Reset Class A Preferred Shares, Series 5 ("Series 5 Shares") shares outstanding on June 3, 2019. The annual dividend rate for the Series 5 Shares for the five-year period from and including June 1, 2019 to, but excluding, June 1, 2024 is 4.573 percent.
7. SELECTED QUARTERLY INFORMATION
Selected Quarterly Operating Information

(mboe/d)	2019			2018				2017(3)(4)
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Volumes(1)(2)
Pipelines
Conventional Pipelines	908	895	880	897	946	900	766	796
Transmission Pipelines	594	558	563	566	571	559	584	567
Oil Sands Pipelines	1,068	1,065	1,064	1,066	1,076	1,077	1,074	1,087
Facilities
Gas Services	672	668	682	683	669	650	636	606
NGL Services	194	198	214	241	203	199	206	194
Total	3,436	3,384	3,403	3,453	3,465	3,385	3,266	3,250

(1)	Revenue volumes. See "Abbreviations" for definition.

(2)	Includes Pembina's proportionate share of results from equity accounted investees.

(3)	2017 volumes have been restated for the corporate reorganization and to exclude compression volumes relating to Veresen Midstream.

(4)	Average volumes for assets acquired in the Veresen Acquisition are calculated over the period following the Veresen Acquisition, rather than the full twelve months ended December 31, 2017.
Deferred Take-or-pay Revenue

($ millions)	2019			2018
	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Pipelines
Opening balance	23	19	7	—	26	35	8
Revenue deferred (recognized), net for the quarter	(6)	4	12	7	(26)	(9)	27
Ending take-or-pay contract liability balance	17	23	19	7	—	26	35
Facilities
Opening balance	—	1	2	3	—	3	—
Revenue deferred (recognized), net for the quarter	—	(1)	(1)	(1)	3	(3)	3
Ending take-or-pay contract liability balance	—	—	1	2	3	—	3
Quarterly Segmented Adjusted EBITDA(1)
($ millions)
(1) Refer to "Non-GAAP Measures".

Pembina Pipeline Corporation Third Quarter 2019 23

Quarterly Financial Information

($ millions, except where noted)	2019			2018				2017
	Q3	Q2	Q1	Q4	Q3	Q2(2)	Q1	Q4
Revenue	1,700	1,808	1,968	1,726	2,045	1,743	1,837	1,716
Net revenue(1)	751	758	774	706	742	669	719	709
Operating expenses	151	134	140	165	136	100	150	130
Realized (gain) loss on commodity-related derivative financial instruments	(5)	(1)	(19)	(5)	29	9	18	42
Share of profit from equity accounted investees	89	97	96	129	110	96	76	116
Gross profit	613	629	588	663	585	511	568	555
Earnings	370	664	313	368	334	246	330	445
Earnings per common share – basic (dollars)	0.66	1.23	0.55	0.66	0.60	0.43	0.59	0.83
Earnings per common share – diluted (dollars)	0.66	1.23	0.55	0.66	0.60	0.42	0.59	0.83
Cash flow from operating activities	535	661	608	674	481	603	498	523
Cash flow from operating activities per common share – basic (dollars)(1)	1.05	1.29	1.20	1.33	0.95	1.20	0.99	1.04
Adjusted cash flow from operating activities(1)	530	550	578	543	523	558	530	499
Adjusted cash flow from operating activities per common share – basic(1) (dollars)	1.04	1.08	1.14	1.07	1.03	1.11	1.05	0.99
Common shares outstanding (millions):
Weighted average – basic	512	511	509	507	506	504	503	502
Weighted average – diluted	513	513	511	509	509	508	508	507
End of period	512	511	510	508	506	504	503	503
Common share dividends declared	307	302	290	289	288	282	272	272
Dividends per common share	0.60	0.59	0.57	0.57	0.57	0.56	0.54	0.54
Preferred share dividends declared	31	30	31	31	30	31	30	26
Capital expenditures	421	434	361	356	291	255	324	314
Contributions to equity accounted investees	25	28	90	—	—	—	58	6
Distributions from equity accounted investees	142	140	170	158	170	168	126	148
Adjusted EBITDA(1)	736	765	773	715	732	700	688	674

(1)	Refer to "Non-GAAP Measures".

(2)
Pembina corrected revenue and costs of goods sold in Marketing & New Ventures in 2018. The adjustments reduce revenue and cost of goods sold for the quarter ending June 30, 2018 ($202 million). There was no impact to earnings as a result of the adjustments.

During the periods in the table above, Pembina's results were impacted by the following factors and trends:

•	The Veresen Acquisition on October 2, 2017;

•
Increased production in key operating areas and resource plays within the WCSB (Deep Basin, Montney and Duvernay) which has increased revenue and sales volumes on Pembina's existing assets in Pipelines and Facilities;

•	New large-scale growth projects across Pembina's business being placed into service;

•	Volatility in commodity market prices impacting margins within the marketing business, partially mitigated through Pembina's risk management program;

•	Lower Alberta tax rates following the enactment of Bill 3 in June 2019 and lower income tax rates on U.S. operations following the enactment of U.S. tax reform legislation in December 2017;

•	Higher net finance costs impacting earnings associated with debt related to financing acquisitions and growth projects;

•	Increased common and preferred shares outstanding and corresponding dividends due to the Veresen Acquisition; and

•	Adoption of IFRS 15 Revenue from Contracts with Customers on January 1, 2018; and adoption of IFRS 16 on January 1, 2019. See "Accounting Policies and Estimates".

24 Pembina Pipeline Corporation Third Quarter 2019

8. SELECTED EQUITY ACCOUNTED INVESTEE INFORMATION
Loans and Borrowings of Equity Accounted Investees
Under equity accounting, the assets and liabilities of the investment are net into a single line item in the Consolidated Statement of Financial Position, Investments in Equity Accounted Investees. To assist readers' understanding and evaluate the capitalization of these investments, loans and borrowings associated with investments in equity accounted investees are presented below based on Pembina's proportionate ownership at September 30, 2019. In addition, certain of the equity accounted investees have borrowing arrangements with an amortization structure, thereby necessitating periodic repayments of principal. These repayments occur prior to distribution of residual cash flow to Pembina. The loans and borrowings and amortization schedules are presented below and classified by the division in which the results for the investment are reported. Please refer to "Abbreviations" for a summary of Pembina's investments in equity accounted investees and the division in which their results are reported.

($ millions)(unaudited)(1)	September 30, 2019	December 31, 2018
Pipelines	1,149	1,250
Facilities	1,158	1,227
Marketing & New Ventures	—	1
Total	2,307	2,478
Amortization Schedule of Loans and Borrowings of Equity Accounted Investees

	9 Months Ended	Remainder of
($ millions)(unaudited)(1)	September 30, 2019	2019	2020	2021	2022	2023+
Pipelines	97	144	177	220	383	225
Facilities	72	—	—	12	36	1,110
Marketing & New Ventures	1	—	—	—	—	—
Total	170	144	177	232	419	1,335

(1)	Balances reflects Pembina's ownership percentage of the outstanding balance.
Financing Activities for Equity Accounted Investees
On March 28, 2019, Ruby Pipeline, L.L.C., in which Pembina owns a 50 percent preferred interest, amended the maturity date of its 364-day term loan (the "Term Loan") to March 26, 2020. The Term Loan will continue to amortize at US$16 million per quarter (US$8 million per quarter net to Pembina), beginning March 2019, until a final bullet payment of US$78 million (US$39 million net to Pembina) is payable on the amended maturity date, unless otherwise extended.
On September 26, 2019, Veresen Midstream, successfully amended and extended its Senior Secured Credit Facilities which were originally scheduled to mature on April 20, 2022. Under the terms of the amendment and extension reached with a syndicate of lenders, Veresen Midstream increased its borrowing capacity to $225 million under the Revolving Credit Facility and to $2.6 billion of availability under the Term Facility. Amortization payments of the Term Facility are deferred twenty-four months, recommencing again on September 30, 2021. The maturity date of the two debt facilities was extended to April 20, 2024.
Commitments to Equity Accounted Investees
Pembina has a remaining contractual commitment of US$63 million to provide equity contributions to CKPC based on budgeted amounts approved by the joint venture partners. In addition, Pembina is contractually committed to provide CKPC with funding to construct assets that will form part of CKPC's PDH/PP Facility, subject to certain conditions being met.
Pembina has a contractual commitment to advance US$47 million to Ruby by March 26, 2020.

Pembina Pipeline Corporation Third Quarter 2019 25

Pembina has commitments to provide contributions to certain equity accounted investees based on annual budgets approved by the joint venture partners.
9. OTHER
Related Party Transactions
Pembina enters into transactions with related parties in the normal course of business. These transactions primarily include advancing funds to equity accounted investees and providing management, administrative, operational and workforce related services to various affiliates. These services are provided under separate consulting services agreements with no profit or margin charged for the services delivered.
During the third quarter of 2019, Pembina advanced US$8 million to its equity accounted investment in Ruby Pipeline Holding Company L.L.C. During the nine months ended September 30, 2019, Pembina converted $58 million of advances to contributions in its equity accounted investment in CKPC and advanced US$24 million and $22 million to its equity accounted investments in Ruby Pipeline L.L.C. and Fort Corp., respectively.
For the three and nine months ended September 30, 2019, Pembina had no other transactions with "related parties" (as defined in IAS 24 Related Party Disclosures) except those pertaining to contributions to Pembina's defined benefit pension plan and remuneration of key management personnel, including the Board of Directors, in the ordinary course of their employment or directorship agreements.
Disclosure Controls and Procedures ("DC&P") and Internal Controls over Financial Reporting ("ICFR")
Management's Report on Internal Control Over Financial Reporting
Pembina's management is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings. The objective of this instrument is to improve the quality, reliability and transparency of information that is filed or submitted under securities legislation.
The President and Chief Executive Officer ("CEO") and the Senior Vice President and Chief Financial Officer ("CFO") have designed, with the assistance of management, DC&P and ICFR to provide reasonable assurance that material information relating to Pembina's business is made known to them, is reported on a timely basis, financial reporting is reliable, and financial statements prepared for external purposes are in accordance with IFRS.
Changes in Internal Control Over Financial Reporting
There were no changes in the third quarter of 2019 that had or are likely to have a material impact on our internal controls over financial reporting.
10. ACCOUNTING POLICIES & ESTIMATES
Changes in Accounting Policies
New Standards Adopted in 2019
Except for the changes as described below, accounting policies as disclosed in Note 4 of the Consolidated Financial Statements have been applied to all periods consistently.
IFRS 16 Leases
The Company has adopted IFRS 16 effective January 1, 2019. IFRS 16 introduced a new lease definition that increases the focus on control of the underlying asset. In addition, IFRS 16 introduced a single, on balance sheet accounting model for lessees that has resulted in the Company recording right-of-use assets representing its right to use the underlying assets and

26 Pembina Pipeline Corporation Third Quarter 2019

lease liabilities representing its obligation to make lease payments. Lessor accounting has remained unchanged, except for changes in the classification of subleases.
IFRS 16 has been applied using the modified retrospective approach, under which the cumulative effect of initial application was recognized in equity at January 1, 2019 as further disclosed below. Accordingly, the comparative financial information has not been restated and continues to be reported under IAS 17 Leases and IFRIC 4 Determining whether an arrangement contains a lease. The details of the Company's accounting policies under IAS 17 and IFRIC 4, for the comparative period, were disclosed in the Consolidated Financial Statements.
On transition to IFRS 16, the Company elected to apply the practical expedient to grandfather the assessment of whether a contract entered into before the date of initial application was, or contained, a lease under IFRIC 4, rather than reassess based on the new definition of a lease under IFRS 16. Contracts previously identified as leases were recognized and measured in accordance with IFRS 16.

a.	Accounting Policies
The details of significant accounting policies under IFRS 16 and the nature of the changes to previous accounting policies under IAS 17 and IFRIC 4 are outlined in the condensed consolidated unaudited interim financial statements as at and for the three months ended March 31, 2019. There has not been a significant change from what has been previously disclosed.

b.	Use of Estimates and Judgments
The details of use of estimates and judgments impacted by IFRS 16 are outlined in the condensed consolidated unaudited interim financial statements as at and for the three months ended March 31, 2019. There has not been a significant change from what has been previously disclosed.

c.	Transition

i.	Lessee
At transition, lease liabilities for contracts previously identified as operating leases under IAS 17 were measured at the present value of the remaining lease payments, discounted at the Company's incremental borrowing rate as at January 1, 2019. For all leases, right-of-use assets were measured at an amount equal to the lease liability.
The Company applied the following practical expedients on transition:

•	the Company applied a single discount rate to a portfolio of leases with similar characteristics rather than multiple discount rates to match the term of each lease;

•
the Company has relied on onerous lease contract assessments previously performed under IAS 37 Provisions, Contingent Liabilities and Contingent Assets as an alternative to an impairment review on right-of-use assets, resulting in an adjustment of the right-of-use asset balance by the amount of the onerous lease contract provision outstanding immediately before the date of initial application; and

•	the Company elected not to recognize right-of-use assets and corresponding lease liabilities for leases with terms of less than twelve months remaining.
There has been no change to the accounting for contracts previously identified as finance leases under IAS 17. The carrying amount of the right-of-use asset and lease liability on transition were determined to be equal to the carrying amount of the lease asset and lease liability under IAS 17.

ii.	Lessor
Sub-lease contracts previously classified as operating leases are recognized as finance leases under IFRS 16.

Pembina Pipeline Corporation Third Quarter 2019 27

d.	Financial Statement Impacts
On transition to IFRS 16, the Company recognized significant right-of-use assets and lease liabilities related to rail, buildings and land. Further disclosures related to leases are provided in financial statement note 7.

i.	Consolidated Statement of Financial Position
The impacts of adoption of IFRS 16 as at January 1, 2019 are as follows:

	As at December 31, 2018	Adjustments	Opening value January 1, 2019
($ millions)
Assets
Current assets
Trade receivables and other(1)	604	1	605
Non-current assets
Property, plant and equipment(2)	14,730	(18)	14,712
Right-of-use assets(3)	—	427	427
Advances to related parties and other assets(1)(4)	144	33	177
Liabilities and Equity
Current liabilities
Trade payables and other(4)	870	(7)	863
Loans and borrowings(5)	480	(8)	472
Lease liabilities	—	64	64
Non-current liabilities
Loans and borrowings(5)	7,057	(11)	7,046
Lease liabilities	—	416	416
Deferred tax liabilities	2,774	8	2,782
Other liabilities(4)	239	(41)	198
Equity
Attributable to shareholders	14,344	22	14,366

(1)	Includes lessor finance lease receivables.

(2)	Finance lease assets previously recorded in property, plant and equipment were reclassified to right-of-use assets.

(3)
Right-of-use assets are recorded at a value equal to the associated lease liability of $480 million, less $33 million for sublease arrangements, less onerous lease liability balance at December 31, 2018 of $20 million.

(4)
Operating lease payments were previously recognized on a straight-line basis, with the difference between cash payments and expense (income) recorded to a deferred lease asset or deferred lease liability. These deferrals were derecognized on adoption of IFRS 16. In addition, $20 million of onerous lease liabilities were offset against right-of-use assets.

(5)	Finance leases previously recorded in loans and borrowings were reclassified to lease liabilities.

ii.	Reconciliation of Lease Liability

($ millions)
Lease commitments, disclosed at December 31, 2018	796
Leases not yet commenced	(33)
Non-lease components	(217)
Renewal options reasonably certain to be exercised	53
Total undiscounted lease payments	599
Discounting impact(1)	(119)
Lease liabilities recognized as at January 1, 2019	480

(1)
The Company discounted lease payments using the incremental credit-risk adjusted borrowing rate applicable to the contract. The weighted-average rate applied on transition for all lease liabilities was 4.01 percent.

28 Pembina Pipeline Corporation Third Quarter 2019

iii.	Financial Impact on Three and Nine Months Ended September 30, 2019
The nature of expenses related to identified lessee arrangements changed as IFRS 16 replaced straight-line operating lease expense with depreciation of right of use assets and interest expense relating to lease liabilities. The change did not have a significant impact on earnings. For the three and nine months ended September 30, 2019 adjusted EBITDA increased $12 million and $45 million. In addition, cash flow from operating activities and adjusted cash flow from operating activities each increased $16 million and $43 million for the three and nine months ended September 30, 2019 and cash flow from financing activities decreased by the same amount, as lease obligation repayments are now reported as financing activities on the Condensed Consolidated Interim Statement of Cash Flows. There was no net impact on cash flows.
New Standards and Interpretations Not Yet Adopted
Conceptual Framework
In March 2018, the International Accounting Standards Board issued a revised Conceptual Framework for Financial Reporting, effective for annual periods beginning on or after January 1, 2020, with early application permitted. The Conceptual Framework sets out the fundamental concepts of financial reporting and is applied to develop accounting policies when no IFRS Standard applies to a particular transaction. The revised Conceptual Framework includes: new concepts on measurement, presentation and disclosure, and derecognition; updated definitions of an asset and a liability and related recognition criteria; and clarifications in important areas, such as the roles of stewardship, prudence and measurement uncertainty in financial reporting. The Company intends to adopt the revised Conceptual Framework for Financial Reporting on its effective date. The Company is currently evaluating the impact that the revised conceptual framework will have on its earnings and financial position.
Critical Accounting Judgments & Estimates
Critical accounting judgments and estimates used in preparing the Interim Financial Statements are described in Pembina's Consolidated Financial Statements and MD&A for the year ending December 31, 2018. The preparation of consolidated financial statements in conformity with IFRS requires management to make both judgments and estimates that could materially affect the amounts recognized in the financial statements. By their nature, judgments and estimates may change in light of new facts and circumstances in the internal and external environment. Other than accounting estimates and judgments made in connection with the adoption of IFRS 16, there have been no material changes to Pembina's critical accounting estimates and judgments during the three and nine months ended September 30, 2019.
11. NON-GAAP MEASURES
Throughout this MD&A, Pembina has used the following terms that are not defined by GAAP but are used by management to evaluate the performance of Pembina and its businesses. Since non-GAAP measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies, applicable securities regulations require that non-GAAP measures are clearly defined, qualified and reconciled to their nearest GAAP measure. These non-GAAP measures are calculated and disclosed on a consistent basis from period to period.
The intent of non-GAAP measures is to provide additional useful information with respect to Pembina's operational and financial performance to investors and analysts though the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate these non-GAAP measures differently.
Investors should be cautioned that net revenue, adjusted EBITDA, adjusted EBITDA per common share, adjusted cash flow from operating activities, cash flow from operating activities per common share, and adjusted cash flow from operating activities per common share should not be construed as alternatives to revenue, earnings, cash flow from operating activities, gross profit or other measures of financial results determined in accordance with GAAP as indicators of Pembina's performance.

Pembina Pipeline Corporation Third Quarter 2019 29

Non-GAAP Proportionate Consolidation of Investments in Equity Accounted Investees Results
In accordance with IFRS, Pembina's jointly controlled investments are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are presented net in a single line item in the Consolidated Statement of Financial Position, Investments in Equity Accounted Investees. Net earnings from investments in equity accounted investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Income, Share of Profit from Equity Accounted Investees. Cash contributions and distributions from investments in equity accounted investees represent Pembina’s share paid and received in the period to and from the investments in equity accounted investees.
To assist in understanding and evaluating the performance of these investments, Pembina is supplementing the IFRS disclosure with non-GAAP proportionate consolidation of Pembina’s interest in the investments in equity accounted investees. Pembina's proportionate interest in equity accounted investees has been included in adjusted EBITDA.
Net Revenue
Net revenue is a non-GAAP financial measure which is defined as total revenue less cost of goods sold including product purchases. Management believes that net revenue provides investors with a single measure to indicate the margin on sales before non-product operating expenses that is comparable between periods. Management utilizes net revenue to compare consecutive results, in Marketing & New Ventures and Facilities, to aggregate revenue generated by each of the Company's divisions and to set comparable objectives.

3 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-division Eliminations		Total
(unaudited)($ millions)
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Revenue	441	428	288	246	1,106	1,472	(135)	(101)	1,700	2,045
Cost of goods sold, including product purchases	—	—	—	2	1,034	1,370	(85)	(69)	949	1,303
Net revenue	441	428	288	244	72	102	(50)	(32)	751	742

9 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-division Eliminations		Total
(unaudited)($ millions)
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Revenue	1,300	1,185	834	747	3,712	4,012	(370)	(319)	5,476	5,625
Cost of goods sold, including product purchases	—	—	2	6	3,428	3,702	(237)	(213)	3,193	3,495
Net revenue	1,300	1,185	832	741	284	310	(133)	(106)	2,283	2,130
Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("adjusted EBITDA")
Adjusted EBITDA is a non-GAAP measure and is calculated as earnings for the year before net finance costs, income taxes, depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses on commodity-related derivative financial instruments. The exclusion of unrealized gains or losses on commodity-related derivative financial instruments eliminates the non-cash impact of such gains or losses.
Adjusted EBITDA also includes adjustments to earnings for losses (gains) on disposal of assets, transaction costs incurred in respect of acquisitions, impairment charges or reversals and write-downs in respect of goodwill, intangible assets and property, plant and equipment, certain non-cash provisions and other amounts not reflective of ongoing operations. The adjustments made to earnings are also made to share of profit from investments in equity accounted investees. In addition, Pembina's proportionate share of results from investments in equity accounted investees with a preferred interest is presented in adjusted EBITDA as a 50 percent common interest. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations. Management believes that adjusted EBITDA provides useful information to investors as it is an important indicator of an issuer's ability to generate liquidity through cash flow from operating activities and equity accounted investees. Adjusted EBITDA is also used by investors and analysts for assessing financial performance and for the purpose of valuing an issuer, including calculating financial and leverage ratios.

30 Pembina Pipeline Corporation Third Quarter 2019

Management utilizes adjusted EBITDA to set objectives and as a key performance indicator of the Company's success. Pembina presents adjusted EBITDA as management believes it is a measure frequently used by analysts, investors and other stakeholders in evaluating the Company’s financial performance.

3 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-division Eliminations		Total
(unaudited)($ millions, except per share amounts)
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Earnings before income tax	329	328	144	150	112	80	(111)	(111)	474	447
Adjustments to share of profit from equity accounted investees and other	63	62	33	36	1	6	—	—	97	103
Net finance costs	2	2	14	(7)	(1)	3	62	70	77	68
Depreciation and amortization	64	56	42	37	11	9	9	7	126	109
Unrealized (gain) loss on commodity-related derivative financial instruments	—	—	—	—	(40)	—	—	—	(40)	—
Loss on disposal of assets	—	—	—	—	—	—	1	3	1	3
Transaction costs incurred in respect of acquisitions	—	—	—	—	—	—	2	2	2	2
Adjusted EBITDA	458	448	233	216	83	98	(38)	(29)	736	732
Adjusted EBITDA per common share – basic (dollars)									1.43	1.45

9 Months Ended September 30	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-division Eliminations		Total
(unaudited)($ millions, except per share amounts)
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Earnings before income tax	1,005	928	457	404	282	237	(364)	(342)	1,380	1,227
Adjustments to share of profit from equity accounted investees and other	196	191	109	127	19	17	—	—	324	334
Net finance costs	7	6	17	4	—	10	210	203	234	223
Depreciation and amortization	179	160	118	110	43	20	32	19	372	309
Unrealized (gain) loss on commodity-related derivative financial instruments	—	—	—	—	(10)	16	—	—	(10)	16
Contract dispute settlement	—	—	—	—	(33)	—	—	—	(33)	—
Loss on disposal of assets	—	—	—	—	—	—	2	3	2	3
Transaction costs incurred in respect of acquisitions	—	—	—	—	—	—	2	7	2	7
Impairment charges (reversals) and write-downs in respect of goodwill, intangible assets and property, plant and equipment, and non-cash provisions	—	—	—	—	—	—	3	1	3	1
Adjusted EBITDA	1,387	1,285	701	645	301	300	(115)	(109)	2,274	2,120
Adjusted EBITDA per common share – basic (dollars)									4.45	4.20

Pembina Pipeline Corporation Third Quarter 2019 31

Adjusted Cash Flow from Operating Activities, Cash Flow from Operating Activities per Common Share and Adjusted Cash Flow from Operating Activities per Common Share
Adjusted cash flow from operating activities is a non-GAAP measure which is defined as cash flow from operating activities adjusting for the change in non-cash operating working capital, adjusting for current tax and share-based payment expenses, and deducting preferred share dividends paid. Adjusted cash flow from operating activities deducts preferred share dividends paid because they are not attributable to common shareholders. The calculation has been modified to include current tax and share-based payment expense as it allows management to better assess the obligations discussed below. Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. Management utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the Company's ability to meet interest obligations, dividend payments and other commitments. Per common share amounts are calculated by dividing cash flow from operating activities, or adjusted cash flow from operating activities, as applicable, by the weighted average number of common shares outstanding.

	3 Months Ended September 30		9 Months Ended September 30
(unaudited)($ millions, except per share amounts)	2019	2018	2019	2018
Cash flow from operating activities	535	481	1,804	1,582
Cash flow from operating activities per common share – basic (dollars)	1.05	0.95	3.53	3.14
Add (deduct):
Change in non-cash operating working capital	64	105	(7)	148
Current tax expense	(46)	(31)	(178)	(62)
Taxes paid, net of foreign exchange	18	2	118	36
Accrued share-based payments	(4)	(10)	(37)	(40)
Share-based payments	—	—	50	32
Preferred share dividends paid	(37)	(24)	(92)	(85)
Adjusted cash flow from operating activities	530	523	1,658	1,611
Adjusted cash flow from operating activities per common share – basic (dollars)	1.04	1.03	3.25	3.20

32 Pembina Pipeline Corporation Third Quarter 2019

12. ABBREVIATIONS
The following is a list of abbreviations that may be used in this MD&A:

Measurement		Other
mbbls	thousands of barrels	B.C.	British Columbia
mbpd	thousands of barrels per day	GAAP	Canadian generally accepted accounting principles
mmbpd	millions of barrels per day	IFRS	International Financial Reporting Standards
mmbbls	millions of barrels	LNG	Liquified natural gas
mboe/d	thousands of barrels of oil equivalent per day	LPG	Liquified petroleum gas
mmboe/d	millions of barrels of oil equivalent per day	NGL	Natural gas liquids
MMcf/d	millions of cubic feet per day	U.S.	United States
bcf/d	billions of cubic feet per day	WCSB	Western Canadian Sedimentary Basin
km	kilometer	Deep cut	Ethane-plus capacity extraction gas processing capabilities
		Shallow cut	Sweet gas processing with propane and/or condensate-plus extraction capabilities
		Kinder Acquisition	Pembina's pending acquisition of Kinder Morgan Canada Limited and U.S. portion of Cochin Pipeline system announced August 21, 2019
		Veresen Acquisition	Pembina's acquisition of Veresen Inc. and associated businesses on October 2, 2017
Volumes
For Pipelines and Facilities volumes are revenue volumes, defined as physical volumes plus volumes recognized from take-or-pay commitments. For Marketing & New Ventures volumes are marketed NGL volumes. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio.

Investments in Equity Accounted Investees
Pipelines:
Alliance	50 percent interest in the Alliance Pipeline
Ruby	50 percent convertible preferred interest in the Ruby Pipeline which entitles Pembina to a US$91 million distribution per year
Facilities:
Veresen Midstream
45 percent interest in Veresen Midstream, which owns assets in western Canada serving the Montney geological play in northwestern Alberta and northeastern B.C. including gas processing plants and gas gathering pipelines and compression

Fort Corp	50 percent interest in Fort Saskatchewan Ethylene Storage Limited Partnership and Fort Saskatchewan Ethylene Corporation
Marketing & New Ventures:
Aux Sable
An ownership interest in Aux Sable (approximately 42.7 percent in Aux Sable U.S. and 50 percent in Aux Sable Canada), which includes an NGL fractionation facility and gas processing capacity near Chicago, Illinois and other natural gas and NGL processing facilities, logistics and distribution assets in the U.S. and Canada, as well as transportation contracts on Alliance

CKPC	50 percent interest in the propane dehydrogenation ("PDH") plant and polypropylene ("PP") upgrading facility ("PDH/PP Facility")
Readers are referred to the AIF dated February 21, 2019 on www.sedar.com for additional descriptions.

Pembina Pipeline Corporation Third Quarter 2019 33

13. FORWARD-LOOKING STATEMENTS & INFORMATION
In the interest of providing Pembina's security holders and potential investors with information regarding Pembina, including management's assessment of the Company's future plans and operations, certain statements contained in this MD&A constitute forward-looking statements or information (collectively, "forward-looking statements"). Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "could", "would", "believe", "plan", "intend", "design", "target", "undertake", "view", "indicate", "maintain", "explore", "entail", "schedule", "objective", "strategy", "likely", "potential", "outlook", "aim", "purpose", "goal" and similar expressions suggesting future events or future performance.
By their nature, such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Pembina believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of the MD&A.
In particular, this MD&A contains forward-looking statements pertaining to the following:

•	the Kinder Acquisition, including the expected closing date, the strategic rationale and the anticipated benefits thereof;

•
the future levels and sustainability of cash dividends that Pembina intends to pay to its shareholders, including following completion of the Kinder Acquisition, the dividend payment date and the tax treatment thereof;

•
planning, construction, locations, capital expenditure estimates, schedules, regulatory and environmental applications and anticipated approvals, expected capacity, incremental volumes, in-service dates, rights, sources of product, activities, benefits and operations with respect to new construction of, or expansions on existing, pipelines, gas services facilities, fractionation facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure, as well as the impact of the Company's new projects on its future financial performance;

•	anticipated synergies between assets under development, assets being acquired and existing assets of the Company;

•	pipeline, processing, fractionation and storage facility and system operations and throughput levels;

•
treatment under governmental regulatory regimes in Canada and the U.S. including taxes and tax regimes, environmental and greenhouse gas regulations and related abandonment and reclamation obligations, and Aboriginal, landowner and other stakeholder consultation requirements;

•	Pembina's estimates of and strategy for payment of future abandonment costs and decommissioning obligations, and deferred tax liability;

•	Pembina's strategy and the development and expected timing of new business initiatives and growth opportunities and the impact thereof;

•
increased throughput potential, processing capacity and fractionation capacity due to increased oil and gas industry activity and new connections and other initiatives on Pembina's pipelines and at Pembina's facilities;

•
expected future cash flows and the sufficiency thereof, financial strength, sources of and access to funds at attractive rates, future contractual obligations, future financing options, future renewal of credit facilities, availability of capital to fund growth plans, operating obligations and dividends and the use of proceeds from financings;

•	Pembina's expectations regarding involvement of partners on the Jordan Cove project;

•	current ratings targets on Pembina's debt and the likelihood of a downgrade below investment-grade ratings;

•	tolls and tariffs and processing, transportation, fractionation, storage and services commitments and contracts;

•	operating risks (including the amount of future liabilities related to pipelines spills and other environmental incidents) and related insurance coverage and inspection and integrity programs;

•	the adoption and impact of new accounting standards;

•	inventory and pricing in North American liquids market;

•	the impact of the current commodity price environment on Pembina; and

•	competitive conditions and Pembina's ability to position itself competitively in the industry.
Various factors or assumptions are typically applied by Pembina in drawing conclusions or making the forecasts, projections, predictions or estimations set out in forward-looking statements based on information currently available to Pembina. These factors and assumptions include, but are not limited to:

•	the ability of the parties to satisfy the conditions to closing of the Kinder Acquisition in a timely manner;

•	oil and gas industry exploration and development activity levels and the geographic region of such activity;

•	the success of Pembina's operations;

•	prevailing commodity prices, interest rates and exchange rates and the ability of Pembina to maintain current credit ratings;

•	the availability of capital to fund future capital requirements relating to existing assets and projects;

•	expectations regarding the Company's pension plan;

•	future operating costs including geotechnical and integrity costs being consistent with historical costs;

•	oil and gas industry compensation levels remaining consistent;

•
in respect of current developments, expansions, planned capital expenditures, completion dates and capacity expectations: that third parties will provide any necessary support; that any third-party projects relating to growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities, and that there are no unforeseen material costs relating to the facilities which are not recoverable from customers;

•
in respect of the stability of Pembina's dividends: prevailing commodity prices, margins and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; that counterparties to material agreements will continue to perform in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction or other costs related to current growth projects or current operations;

•	prevailing regulatory, tax and environmental laws and regulations and tax pool utilization; and

•
the amount of future liabilities relating to lawsuits and environmental incidents and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

The actual results of Pembina could differ materially from those anticipated in these forward-looking statements as a result of the material risk factors set forth below:

•	the ability of the parties to satisfy the conditions to closing of the Kinder Acquisition in a timely manner;

•	the failure to realize the anticipated benefits and synergies of the Kinder Acquisition following closing;

•	the regulatory environment and decisions and Aboriginal and landowner consultation requirements;

•	the impact of competitive entities and pricing;

•	labour and material shortages;

•	the failure to realize the anticipated benefits of the Acquisition following closing due to the factors set out herein, integration issues or otherwise;

•	reliance on key relationships, joint venture partners, and agreements and the outcome of stakeholder engagement;

•	the strength and operations of the oil and natural gas production industry and related commodity prices;

•	non-performance or default by counterparties to agreements which Pembina or one or more of its subsidiaries has entered into in respect of its business;

•	actions by joint venture partners or other partners which hold interests in certain of Pembina's assets;

•	actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates, climate change initiatives or policies or increased environmental regulation;

•	fluctuations in operating results;

•
adverse general economic and market conditions in Canada, North America and elsewhere, including changes, or prolonged weakness, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels;

•	constraints on, or the unavailability of adequate infrastructure;

•	changes in the political environment, in North America and elsewhere, and public opinion;

•	ability to access various sources of debt and equity capital;

•	changes in credit ratings;

•	technology and security risks;

•	natural catastrophe; and

•
the other factors discussed under "Risk Factors" in Pembina's MD&A and AIF for the year ended December 31, 2018, which are available at www.pembina.com and in Canada under Pembina's company profile on www.sedar.com and in the U.S. on the Company's profile at www.sec.gov.

These factors should not be construed as exhaustive. Unless required by law, Pembina does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Any forward-looking statements contained herein are expressly qualified by this cautionary statement.

34 Pembina Pipeline Corporation Third Quarter 2019

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(unaudited)

($ millions)	September 30, 2019	December 31, 2018(1)
Assets Current assets
Cash and cash equivalents	620	157
Trade receivables and other	580	604
Inventory	132	198
Derivative financial instruments (Note 14)	48	54
	1,380	1,013
Non-current assets
Property, plant and equipment (Note 5)	15,704	14,730
Investments in equity accounted investees (Note 6)	6,237	6,368
Intangible assets and goodwill	4,379	4,409
Right-of-use assets (Note 7)	402	—
Advances to related parties and other assets	175	144
	26,897	25,651
Total assets	28,277	26,664
Liabilities and equity Current liabilities
Trade payables and other	852	803
Loans and borrowings (Note 8)	340	480
Dividends payable	102	97
Lease liabilities	65	—
Contract liabilities (Note 11)	38	37
Taxes payable	125	67
Derivative financial instruments (Note 14)	4	6
	1,526	1,490
Non-current liabilities
Loans and borrowings (Note 8)	7,980	7,057
Lease liabilities	383	—
Decommissioning provision (Note 9)	643	569
Contract liabilities (Note 11)	117	131
Deferred tax liabilities	2,652	2,774
Other liabilities	164	239
	11,939	10,770
Total liabilities	13,465	12,260
Equity
Attributable to shareholders	14,752	14,344
Attributable to non-controlling interest	60	60
Total equity	14,812	14,404
Total liabilities and equity	28,277	26,664
See accompanying notes to the condensed consolidated Interim Financial Statements

(1)	Pembina has applied IFRS 16 Leases at January 1, 2019 using the modified retrospective approach and has not restated comparative information. See Note 2.

Pembina Pipeline Corporation Third Quarter 2019 35

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
(unaudited)

	3 Months Ended September 30		9 Months Ended September 30
($ millions, except per share amounts)	2019	2018(1)(2)	2019	2018(1)(2)
Revenue (Note 11)	1,700	2,045	5,476	5,625
Cost of sales	1,221	1,541	3,963	4,171
(Gain) loss on commodity-related derivative financial instruments	(45)	29	(35)	72
Share of profit from equity accounted investees (Note 6)	89	110	282	282
Gross profit	613	585	1,830	1,664
General and administrative	64	65	214	206
Other (income) expense	(2)	5	2	8
Results from operating activities	551	515	1,614	1,450
Net finance costs (Note 12)	77	68	234	223
Earnings before income tax	474	447	1,380	1,227
Current tax expense	46	31	178	62
Deferred tax expense (recovery)	58	82	(145)	255
Income tax expense	104	113	33	317
Earnings attributable to shareholders	370	334	1,347	910
Other comprehensive (loss) income
Exchange gain (loss) on translation of foreign operations	42	(65)	(119)	125
Total comprehensive income attributable to shareholders	412	269	1,228	1,035
Earnings attributable to common shareholders, net of preferred share dividends	338	304	1,252	820
Earnings per common share – basic (dollars)	0.66	0.60	2.45	1.62
Earnings per common share – diluted (dollars)	0.66	0.60	2.44	1.61
Weighted average number of common shares (millions)
Basic	512	506	510	504
Diluted	513	509	513	508
See accompanying notes to the condensed consolidated Interim Financial Statements

(1)	Pembina has applied IFRS 16 Leases at January 1, 2019 using the modified retrospective approach and has not restated comparative information. See Note 2.

(2)
Pembina corrected revenue and costs of goods sold in 2018. The adjustments reduce revenue and cost of goods sold for the nine months ending September 30, 2018 ($202 million). There was no impact to earnings as a result of the adjustment.

36 Pembina Pipeline Corporation Third Quarter 2019

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(unaudited)

	Attributable to Shareholders of the Company
($ millions)	Common share capital	Preferred share capital	Deficit	Accumulated other comprehensive (loss) income	Total	Non-controlling interest	Total Equity
December 31, 2018(1)	13,662	2,423	(2,058)	317	14,344	60	14,404
Impact of change in accounting policy (Note 2)	—	—	22	—	22	—	22
Opening value January 1, 2019	13,662	2,423	(2,036)	317	14,366	60	14,426
Total comprehensive income
Earnings	—	—	1,347	—	1,347	—	1,347
Other comprehensive income
Exchange loss on translation of foreign operations	—	—	—	(119)	(119)		(119)
Total comprehensive income	—	—	1,347	(119)	1,228	—	1,228
Transactions with shareholders of the Company
Preferred shares issue costs (Note 10)	—	(3)	—	—	(3)	—	(3)
Share-based payment transactions (Note 10)	152	—	—	—	152	—	152
Dividends declared – common (Note 10)	—	—	(899)	—	(899)	—	(899)
Dividends declared – preferred (Note 10)	—	—	(92)	—	(92)	—	(92)
Total transactions with shareholders of the Company	152	(3)	(991)	—	(842)	—	(842)
September 30, 2019	13,814	2,420	(1,680)	198	14,752	60	14,812

December 31, 2017	13,447	2,424	(2,083)	(7)	13,781	60	13,841
Total comprehensive income
Earnings	—	—	910	—	910	—	910
Other comprehensive income
Exchange gain on translation of foreign operations	—	—	—	125	125	—	125
Total comprehensive income	—	—	910	125	1,035	—	1,035
Transactions with shareholders of the Company
Preferred shares issued, net of issue costs	—	(1)	—	—	(1)	—	(1)
Debenture conversions	61	—	—	—	61	—	61
Share-based payment transactions	62	—	—	—	62	—	62
Dividends declared – common	—	—	(842)	—	(842)	—	(842)
Dividends declared – preferred	—	—	(91)	—	(91)	—	(91)
Total transactions with shareholders of the Company	123	(1)	(933)	—	(811)	—	(811)
September 30, 2018	13,570	2,423	(2,106)	118	14,005	60	14,065
See accompanying notes to the condensed consolidated Interim Financial Statements

(1)	Pembina has applied IFRS 16 Leases at January 1, 2019 using the modified retrospective approach and has not restated comparative information. See Note 2.

Pembina Pipeline Corporation Third Quarter 2019 37

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(unaudited)

	3 Months Ended September 30		9 Months Ended September 30
($ millions)	2019	2018(1)	2019	2018(1)
Cash provided by (used in)
Operating activities
Earnings	370	334	1,347	910
Adjustments for:
Share of profit from equity accounted investees	(89)	(110)	(282)	(282)
Distributions from equity accounted investees	142	170	452	464
Depreciation and amortization	126	109	372	309
Unrealized (gain) loss on commodity-related derivative financial instruments	(40)	—	(10)	16
Net finance costs (Note 12)	77	68	234	223
Net interest paid	(71)	(72)	(205)	(196)
Income tax expense	104	113	33	317
Taxes paid	(18)	(2)	(117)	(38)
Share-based compensation expense	9	14	49	51
Share-based compensation payment	—	—	(50)	(32)
Net change in contract liabilities	(7)	(21)	(13)	(1)
Other	(4)	(17)	(13)	(11)
Change in non-cash operating working capital	(64)	(105)	7	(148)
Cash flow from operating activities	535	481	1,804	1,582
Financing activities
Bank borrowings and issuance of debt	—	121	94	159
Repayment of loans and borrowings	(1,000)	(7)	(1,599)	(823)
Repayment of lease liability	(14)	4	(46)	—
Issuance of medium term notes (Note 8)	1,518	—	2,318	700
Issue costs and financing fees	(7)	—	(13)	(7)
Exercise of stock options	25	16	140	52
Dividends paid	(344)	(313)	(985)	(922)
Cash flow provided by (used in) financing activities	178	(179)	(91)	(841)
Investing activities
Capital expenditures	(421)	(291)	(1,216)	(870)
Contributions to equity accounted investees	(25)	—	(86)	(58)
Interest paid during construction	(11)	(10)	(28)	(25)
Recovery of assets or proceeds from sale	—	5	6	5
Advances to related parties	(11)	(10)	(53)	(50)
Changes in non-cash investing working capital and other	55	40	132	53
Cash flow used in investing activities	(413)	(266)	(1,245)	(945)
Change in cash and cash equivalents	300	36	468	(204)
Effect of movement in exchange rates on cash held	(8)	12	(5)	12
Cash and cash equivalents, beginning of period	328	81	157	321
Cash and cash equivalents, end of period	620	129	620	129
See accompanying notes to the condensed consolidated Interim Financial Statements

(1)	Pembina has applied IFRS 16 Leases at January 1, 2019 using the modified retrospective approach and has not restated comparative information. See Note 2.

38 Pembina Pipeline Corporation Third Quarter 2019

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS
1. REPORTING ENTITY
Pembina Pipeline Corporation ("Pembina" or the "Company") is a Calgary-based, leading transportation and midstream service provider serving North America's energy industry. The condensed consolidated unaudited interim financial statements ("Interim Financial Statements") include the accounts of the Company, its subsidiary companies, partnerships and any investments in associates and joint arrangements as at and for the nine months ended September 30, 2019. These Interim Financial Statements and the notes thereto have been prepared in accordance with IAS 34 Interim Financial Reporting and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2018 ("Consolidated Financial Statements") which were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The Interim Financial Statements were authorized for issue by Pembina's Board of Directors on October 31, 2019.
Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities and an oil and natural gas liquids infrastructure, storage and logistics business; is growing an export terminals business; and is currently constructing a petrochemical facility to convert propane into polypropylene. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector.
2. CHANGES IN ACCOUNTING POLICIES
Except for the changes as described below, accounting policies as disclosed in Note 4 of the Consolidated Financial Statements have been applied to all periods consistently.
IFRS 16 Leases
The Company has adopted IFRS 16 effective January 1, 2019. IFRS 16 introduced a new lease definition that increases the focus on control of the underlying asset. In addition, IFRS 16 introduced a single, on balance sheet accounting model for lessees that has resulted in the Company recording right-of-use assets representing its right to use the underlying assets and lease liabilities representing its obligation to make lease payments. Lessor accounting has remained unchanged, except for changes in the classification of subleases.
IFRS 16 has been applied using the modified retrospective approach, under which the cumulative effect of initial application was recognized in equity at January 1, 2019 as further disclosed below. Accordingly, the comparative financial information has not been restated and continues to be reported under IAS 17 Leases and IFRIC 4 Determining whether an arrangement contains a lease. The details of the Company's accounting policies under IAS 17 and IFRIC 4, for the comparative period, were disclosed in the Consolidated Financial Statements.
On transition to IFRS 16, the Company elected to apply the practical expedient to grandfather the assessment of whether a contract entered into before the date of initial application was, or contained, a lease under IFRIC 4, rather than reassess based on the new definition of a lease under IFRS 16. Contracts previously identified as leases were recognized and measured in accordance with IFRS 16.

a.	Accounting Policies
The details of significant accounting policies under IFRS 16 and the nature of the changes to previous accounting policies under IAS 17 and IFRIC 4 are outlined in the condensed consolidated unaudited interim financial statements as at and for the three months ended March 31, 2019. There has not been a significant change from what has been previously disclosed.

Pembina Pipeline Corporation Third Quarter 2019 39

b.	Use of Estimates and Judgments
The details of use of estimates and judgments impacted by IFRS 16 are outlined in the condensed consolidated unaudited interim financial statements as at and for the three months ended March 31, 2019. There has not been a significant change from what has been previously disclosed.

c.	Transition

i.	Lessee
At transition, lease liabilities for contracts previously identified as operating leases under IAS 17 were measured at the present value of the remaining lease payments, discounted at the Company's incremental borrowing rate as at January 1, 2019. For all leases, right-of-use assets were measured at an amount equal to the lease liability.
The Company applied the following practical expedients on transition:

•	the Company applied a single discount rate to a portfolio of leases with similar characteristics rather than multiple discount rates to match the term of each lease;

•
the Company has relied on onerous lease contract assessments previously performed under IAS 37 Provisions, Contingent Liabilities and Contingent Assets as an alternative to an impairment review on right-of-use assets, resulting in an adjustment of the right-of-use asset balance by the amount of the onerous lease contract provision outstanding immediately before the date of initial application; and

•	the Company elected not to recognize right-of-use assets and corresponding lease liabilities for leases with terms of less than twelve months remaining.
There has been no change to the accounting for contracts previously identified as finance leases under IAS 17. The carrying amount of the right-of-use asset and lease liability on transition were determined to be equal to the carrying amount of the lease asset and lease liability under IAS 17.

ii.	Lessor
Sub-lease contracts previously classified as operating leases are recognized as finance leases under IFRS 16.

d.	Financial Statement Impacts
On transition to IFRS 16, the Company recognized significant right-of-use assets and lease liabilities related to rail, buildings and land. Further disclosures related to leases are provided in financial statement note 7.

40 Pembina Pipeline Corporation Third Quarter 2019

i.	Consolidated Statement of Financial Position
The impacts of adoption of IFRS 16 as at January 1, 2019 are as follows:

	As at December 31, 2018	Adjustments	Opening value January 1, 2019
($ millions)
Assets
Current assets
Trade receivables and other(1)	604	1	605
Non-current assets
Property, plant and equipment(2)	14,730	(18)	14,712
Right-of-use assets(3)	—	427	427
Advances to related parties and other assets(1)(4)	144	33	177
Liabilities and Equity
Current liabilities
Trade payables and other(4)	870	(7)	863
Loans and borrowings(5)	480	(8)	472
Lease liabilities	—	64	64
Non-current liabilities
Loans and borrowings(5)	7,057	(11)	7,046
Lease liabilities	—	416	416
Deferred tax liabilities	2,774	8	2,782
Other liabilities(4)	239	(41)	198
Equity
Attributable to shareholders	14,344	22	14,366

(1)	Includes lessor finance lease receivables.

(2)	Finance lease assets previously recorded in property, plant and equipment were reclassified to right-of-use assets.

(3)
Right-of-use assets are recorded at a value equal to the associated lease liability of $480 million, less $33 million for sublease arrangements, less onerous lease liability balance at December 31, 2018 of $20 million.

(4)
Operating lease payments were previously recognized on a straight-line basis, with the difference between cash payments and expense (income) recorded to a deferred lease asset or deferred lease liability. These deferrals were derecognized on adoption of IFRS 16. In addition, $20 million of onerous lease liabilities were offset against right-of-use assets.

(5)	Finance leases previously recorded in loans and borrowings were reclassified to lease liabilities.

ii.	Reconciliation of Lease Liability

($ millions)
Lease commitments, disclosed at December 31, 2018	796
Leases not yet commenced	(33)
Non-lease components	(217)
Renewal options reasonably certain to be exercised	53
Total undiscounted lease payments	599
Discounting impact(1)	(119)
Lease liabilities recognized as at January 1, 2019	480

(1)
The Company discounted lease payments using the incremental credit-risk adjusted borrowing rate applicable to the contract. The weighted-average rate applied on transition for all lease liabilities was 4.01 percent.

Pembina Pipeline Corporation Third Quarter 2019 41

New Standards and Interpretations Not Yet Adopted
Conceptual Framework
In March 2018, the International Accounting Standards Board issued a revised Conceptual Framework for Financial Reporting, effective for annual periods beginning on or after January 1, 2020, with early application permitted. The Conceptual Framework sets out the fundamental concepts of financial reporting and is applied to develop accounting policies when no IFRS Standard applies to a particular transaction. The revised Conceptual Framework includes: new concepts on measurement, presentation and disclosure, and derecognition; updated definitions of an asset and a liability and related recognition criteria; and clarifications in important areas, such as the roles of stewardship, prudence and measurement uncertainty in financial reporting. The Company intends to adopt the revised Conceptual Framework for Financial Reporting on its effective date. The Company is currently evaluating the impact that the revised conceptual framework will have on its earnings and financial position.
3. DETERMINATION OF FAIR VALUES
A number of the Company's accounting policies and disclosures require the determination of fair value for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure based on methods as set out in the Consolidated Financial Statements. These methods have been applied consistently to all periods presented in these Interim Financial Statements.
4. ACQUISITION
On August 21, 2019, Pembina announced that it had entered into agreements to acquire Kinder Morgan Canada Limited ("Kinder Morgan Canada") (the "Corporate Acquisition") and the U.S. portion of the Cochin Pipeline system ("Cochin US") from Kinder Morgan, Inc. (the "Cochin US Acquisition") for a total purchase price of approximately $4.35 billion (the "Kinder Acquisition").
Under the terms of the amended and restated arrangement agreement governing the Corporate Acquisition, Pembina will acquire all of the issued and outstanding restricted voting shares (the "Restricted Voting Shares") and special voting shares (the "Special Voting Shares") of Kinder Morgan Canada and all of the class B units (the "Class B Units") of Kinder Morgan Canada Limited Partnership by way of a plan of arrangement under the Business Corporations Act (Alberta). Pembina is offering to acquire each of the outstanding Restricted Voting Shares and each Class B Unit in exchange for 0.3068 of a common share of Pembina, for total consideration of approximately $2.3 billion based on Pembina's 30-day volume weighted average price of $48.96 immediately prior to the announcement of the Kinder Acquisition. All outstanding preferred shares of Kinder Morgan Canada will be exchanged for Pembina preferred shares with substantially the same terms as the outstanding Kinder Morgan Canada preferred shares, subject to approval by the preferred shareholders of Kinder Morgan Canada. The Cochin US Acquisition will be settled for cash consideration of approximately $2.05 billion.
Completion of the Kinder Acquisition is subject to the approval of common shareholders of Kinder Morgan Canada and clearance under the Competition Act (Canada). The Kinder Acquisition is not subject to the approval of the Kinder Morgan Canada preferred shareholders. Pembina currently expects the Kinder Acquisition will close in the first quarter of 2020, subject to receipt of the remaining approvals.

42 Pembina Pipeline Corporation Third Quarter 2019

5. PROPERTY, PLANT AND EQUIPMENT

($ millions)	Land and Land Rights	Pipelines	Facilities and Equipment	Cavern Storage and Other	Assets Under Construction	Total
Cost
Balance at December 31, 2018	340	7,164	7,159	1,478	939	17,080
Reclassification on adoption of IFRS 16 (Note 2)	—	—	—	(44)	—	(44)
Additions and transfers	23	147	330	183	556	1,239
Change in decommissioning provision	—	7	48	5	—	60
Disposals and other	(1)	(18)	(19)	(6)	(4)	(48)
Balance at September 30, 2019	362	7,300	7,518	1,616	1,491	18,287

Depreciation
Balance at December 31, 2018	12	1,221	867	250	—	2,350
Reclassification on adoption of IFRS 16 (Note 2)	—	—	—	(27)	—	(27)
Depreciation	3	112	128	45	—	288
Disposals and other	—	(9)	(19)	—	—	(28)
Balance at September 30, 2019	15	1,324	976	268	—	2,583

Carrying amounts
Balance at December 31, 2018	328	5,943	6,292	1,228	939	14,730
Balance at September 30, 2019	347	5,976	6,542	1,348	1,491	15,704
6. INVESTMENTS IN EQUITY ACCOUNTED INVESTEES

	Ownership Interest		Share of Profit from Equity Investments		Equity Investments
			9 Months Ended September 30
($ millions)	September 30, 2019	December 31, 2018	2019	2018	September 30, 2019	December 31, 2018
Alliance	50%	50%	119	116	2,658	2,799
Aux Sable	42.7% - 50%	42.7% - 50%	35	63	441	480
Ruby Pipeline(1)	50% (1)	50% (1)	90	88	1,601	1,648
Veresen Midstream	45%	45.3%	34	10	1,332	1,324
CKPC	50%	50%	2	—	90	—
Other	50% - 75%	50% - 75%	2	5	115	117
			282	282	6,237	6,368

(1)
Ownership interest in Ruby is presented as a 50 percent proportionate share with the benefit of a preferred distribution structure. Share of profit from equity accounted investees for Ruby is equal to the preferred interest distribution.

7. LEASES
Lessee Leases
The Company enters into arrangements to secure access to assets necessary for operating the business. Leased (right-of-use) assets include rail, buildings, and land and other assets. Total cash outflows related to leases were $21 million and $62 million, respectively, for the three and nine months ended September 30, 2019.
Right-of-use Assets

($ millions)	Rail	Buildings	Land & Other	Total
Balance at January 1, 2019 (Note 2)	221	127	79	427
Additions	13	1	10	24
Amortization	(27)	(13)	(9)	(49)
Balance at September 30, 2019	207	115	80	402

Pembina Pipeline Corporation Third Quarter 2019 43

Lessor Leases
The Company has entered into contracts for the use of its assets that have resulted in lease treatment for accounting purposes. Assets under operating leases include pipelines, terminals and storage caverns. Assets under finance leases include office sub-leases.
Maturity of Lease Receivables

As at September 30, 2019	Operating Leases	Finance Leases
($ millions)
Less than one year	90	6
One to two years	89	7
Two to three years	89	6
Three to four years	89	4
Four to five years	89	4
More than five years	932	13
Total undiscounted lease payments	1,378	40
Unearned finance income		(4)
Finance lease receivable		36
Finance lease receivables are included in advances to related parties and other assets on the Condensed Consolidated Interim Statement of Financial Position.

44 Pembina Pipeline Corporation Third Quarter 2019

8. LOANS AND BORROWINGS
This note provides information about the contractual terms of the Company's interest-bearing loans and borrowings, which are measured at amortized cost.
Carrying Value, Terms and Conditions, and Debt Maturity Schedule

				Carrying value
($ millions)	Authorized at September 30, 2019	Nominal interest rate	Year of maturity	September 30, 2019	December 31, 2018
Senior unsecured credit facilities(1)	2,520	-(2)	Various(1)	—	1,305
Senior unsecured notes – series A	73	5.57	2020	75	76
Senior unsecured notes – series C	200	5.58	2021	199	199
Senior unsecured notes – series D	267	5.91	2019	267	267
Senior unsecured medium-term notes series 1	250	4.89	2021	250	250
Senior unsecured medium-term notes series 2	450	3.77	2022	449	449
Senior unsecured medium-term notes series 3	450	4.75	2043	446	446
Senior unsecured medium-term notes series 4	600	4.81	2044	596	596
Senior unsecured medium-term notes series 5	450	3.54	2025	449	448
Senior unsecured medium-term notes series 6	500	4.24	2027	498	498
Senior unsecured medium-term notes series 7	500	3.71	2026	498	498
Senior unsecured medium-term notes series 8	650	2.99	2024	646	646
Senior unsecured medium-term notes series 9	550	4.74	2047	542	541
Senior unsecured medium-term notes series 10	400	4.02	2028	398	398
Senior unsecured medium-term notes series 11	300	4.75	2048	298	298
Senior unsecured medium-term notes series 12	400	3.62	2029	398	—
Senior unsecured medium-term notes series 13	700	4.54	2049	714	—
Senior unsecured medium-term notes series 14	600	2.56	2023	598	—
Senior unsecured medium-term notes series 15	600	3.31	2030	597	—
Senior unsecured medium-term notes 3A	50	5.05	2022	52	50
Senior unsecured medium-term notes 4A	200	3.06	2019	—	205
Senior unsecured medium-term notes 5A	350	3.43	2021	353	353
Finance lease liabilities and other(3)	—			(3)	14
Total interest bearing liabilities				8,320	7,537
Less current portion				(340)	(480)
Total non-current				7,980	7,057

(1)
Pembina's unsecured credit facilities include a $2.5 billion revolving facility that matures May 2024 and a $20 million operating facility that matures May 2020, which is typically renewed on an annual basis.

(2)
The nominal interest rate is the weighted average of all drawn credit facilities based on the Company's credit rating at September 30, 2019. Borrowings under the credit facilities bear interest at prime, Bankers' Acceptance, or LIBOR rates, plus applicable margins.

(3)	On adoption of IFRS 16 on January 1, 2019, finance leases previously reported in loans and borrowings were reclassified to lease liabilities. See Note 2.
On April 3, 2019, Pembina closed an offering of $800 million of senior unsecured medium-term notes. The offering was conducted in two tranches consisting of $400 million in senior unsecured medium-term notes, series 12, having a fixed coupon of 3.62 percent per annum, paid semi-annually, and maturing on April 3, 2029 and $400 million in senior unsecured medium-term notes, series 13, having a fixed coupon of 4.54 percent per annum, paid semi-annually, and maturing on April 3, 2049.
On May 31, 2019, Pembina completed an extension on its $2.5 billion revolving credit facility, which now matures on May 31, 2024.
On June 13, 2019, Pembina's $200 million senior unsecured medium term note 4A matured and was fully repaid.

Pembina Pipeline Corporation Third Quarter 2019 45

On September 12, 2019, Pembina closed an offering of $1.5 billion of senior unsecured medium-term notes. The offering was conducted in three tranches consisting of $600 million in senior unsecured medium-term notes, series 14, having a fixed coupon of 2.56 percent per annum, paid semi-annually, and maturing on June 1, 2023; $600 million in senior unsecured medium-term notes, series 15, having a fixed coupon of 3.31 percent  per annum, paid semi-annually, and maturing on February 1, 2030; and $300 million issued through a re-opening of the Company's senior unsecured medium-term notes, series 13, having a fixed coupon of 4.54 percent  per annum, paid semi-annually, and maturing on April 3, 2049.
On September 19, 2019, Pembina fully-repaid its unsecured $1.0 billion non-revolving term loan.
All facilities are governed by specific debt covenants which Pembina was in compliance with at September 30, 2019 (2018: in compliance).
9. DECOMMISSIONING PROVISION

($ millions)	2019
Balance at January 1	573
Unwinding of discount rate	10
Change in rates	50
Additions	16
Change in cost estimates and other	(4)
Total	645
Less current portion (included in accrued liabilities)	(2)
Balance at September 30	643
At December 31, 2018, the Company used a 1.8 percent inflation rate per annum and a risk-free nominal rate of 2.3 percent to calculate the present value of the decommissioning provision.
In the third quarter of 2019, due to forces currently influencing global capital markets, long-term risk-free nominal rates in Canada declined below target inflation rates, implying a negative real rate of return. The Company determined that applying these rates to current cost estimates would not provide an accurate measurement of the decommissioning liability as observable stand-alone risk-free real rates of return continue to be positive. To provide a more accurate measurement of the liability, the Company applied a risk-free real return rate of 0.3 percent to estimate the present value of the decommissioning provision at September 30, 2019, resulting in a change in estimate. The risk-free real return rate represents an observable, market based risk-free rate of return after adjusting for inflation.
Changes in the measurement of the decommissioning provision are added to, or deducted from, the cost of the related asset in property, plant and equipment. When a re-measurement of the decommissioning provision relates to a retired asset, the amount is recorded in earnings.
10. SHARE CAPITAL
Common share capital

($ millions, except as noted)	Number of common shares (millions)	Common share capital
Balance at December 31, 2018	508	13,662
Share-based payment transactions	4	152
Balance at September 30, 2019	512	13,814

46 Pembina Pipeline Corporation Third Quarter 2019

Preferred share capital

($ millions, except as noted)	Number of preferred shares (millions)	Preferred share capital
Balance at December 31, 2018	100	2,423
Preferred Shares issued, net of issue costs	—	(3)
Balance at September 30, 2019	100	2,420
Dividends
The following dividends were declared by the Company:

9 Months Ended September 30
($ millions)	2019	2018
Common shares
Common shares $1.76 per qualifying share (2018: $1.67)	899	842
Preferred shares
$0.92 per Series 1 preferred share (2018: $0.80)	9	8
$0.84 per Series 3 preferred share (2018: $0.88)	5	5
$0.90 per Series 5 preferred share (2018: $0.94)	9	9
$0.84 per Series 7 preferred share (2018: $0.84)	8	8
$0.89 per Series 9 preferred share (2018: $0.89)	8	8
$1.07 per Series 11 preferred share (2018: $1.08)	7	7
$1.07 per Series 13 preferred share (2018: $1.08)	11	11
$0.84 per Series 15 preferred share (2018: $0.84)	7	7
$0.92 per Series 17 preferred share (2018: $0.94)	6	6
$0.94 per Series 19 preferred share (2018: $0.94)	8	8
$0.91 per Series 21 preferred share (2018: $0.89)	14	14
	92	91
On January 30, 2019, Pembina announced that it did not intend to exercise its right to redeem the six million Cumulative Redeemable Rate Reset Class A Preferred Shares, Series 3 outstanding on March 1, 2019.
On March 1, 2019, Pembina announced that it did not intend to exercise its right to redeem the six million Cumulative Redeemable Rate Reset Class A Preferred Shares, Series 17 outstanding on March 31, 2019.
On May 2, 2019, Pembina announced that it did not intend to exercise its right to redeem the ten million Cumulative Redeemable Rate Reset Class A Preferred Shares, Series 5 shares outstanding on June 3, 2019.
On May 2, 2019, Pembina's Board of Directors approved a five percent increase to its monthly common share dividend rate (from $0.19 per common share to $0.20 per common share), commencing with the dividend paid on June 14, 2019.
On October 4, 2019, Pembina announced that its Board of Directors had declared a dividend of $0.20 per qualifying common share ($2.40 annually) in the total amount of $102 million, payable on November 15, 2019 to shareholders of record on October 25, 2019. Pembina's Board of Directors also declared quarterly dividends for the Company's preferred shares as

Pembina Pipeline Corporation Third Quarter 2019 47

outlined in the following table:

Series	Record date	Payable date	Per share amount	Dividend amount ($ millions)
Series 1	November 1, 2019	December 2, 2019	$0.306625	3
Series 3	November 1, 2019	December 2, 2019	$0.279875	2
Series 5	November 1, 2019	December 2, 2019	$0.285813	3
Series 7	November 1, 2019	December 2, 2019	$0.281250	3
Series 9	November 1, 2019	December 2, 2019	$0.296875	3
Series 11	November 1, 2019	December 2, 2019	$0.359375	2
Series 13	November 1, 2019	December 2, 2019	$0.359375	4
Series 15	December 16, 2019	December 31, 2019	$0.279000	2
Series 17	December 16, 2019	December 31, 2019	$0.301313	2
Series 19	December 16, 2019	December 31, 2019	$0.312500	3
Series 21	November 1, 2019	December 2, 2019	$0.306250	5
11. REVENUE
Revenue has been disaggregated into categories to reflect how the nature, timing and uncertainty of revenue and cash flows are affected by economic factors.

a.	Revenue Disaggregation

	2019				2018
3 Months Ended September 30	Pipelines	Facilities	Marketing & New Ventures	Total	Pipelines	Facilities	Marketing & New Ventures	Total
($ millions)
Take-or-pay(1)	288	151	—	439	272	131	—	403
Fee-for-service(1)	100	33	—	133	104	40	—	144
Product sales(2)(3)	—	—	1,106	1,106	—	3	1,472	1,475
Revenue from contracts with customers	388	184	1,106	1,678	376	174	1,472	2,022
Lease and other revenue(4)	16	6	—	22	23	—	—	23
Total external revenue	404	190	1,106	1,700	399	174	1,472	2,045

(1)	Revenue recognized over time.

(2)	Revenue recognized at a point in time.

(3)	Revenue reported for 2018 periods have been recast to reflect updated presentation for 2019, where product sales are reported in Marketing & New Ventures.

(4)	Includes fixed operating lease income of $22 million for the three months ended September 30, 2019.

	2019				2018
9 Months Ended September 30	Pipelines	Facilities	Marketing & New Ventures	Total	Pipelines	Facilities	Marketing & New Ventures	Total
($ millions)
Take-or-pay(1)	862	469	—	1,331	722	441	—	1,163
Fee-for-service(1)	288	74	—	362	301	72	—	373
Product sales(2)(3)(5)	—	3	3,712	3,715	—	9	4,012	4,021
Revenue from contracts with customers	1,150	546	3,712	5,408	1,023	522	4,012	5,557
Lease and other revenue(4)	47	21	—	68	68	—	—	68
Total external revenue	1,197	567	3,712	5,476	1,091	522	4,012	5,625

(1)	Revenue recognized over time.

(2)	Revenue recognized at a point in time.

(3)	Revenue reported for 2018 periods have been recast to reflect updated presentation for 2019, where product sales are reported in Marketing & New Ventures.

(4)	Includes fixed operating lease income of $68 million for the nine months ended September 30, 2019.

(5)	Pembina corrected revenue and costs of goods sold in 2018. The adjustments reduce revenue and cost of goods sold for the nine months ending September 30, 2018 ($202 million).

48 Pembina Pipeline Corporation Third Quarter 2019

b.	Contract balances
Significant changes in the contract liabilities balances during the period are as follows:

	9 Months Ended September 30, 2019			12 Months Ended December 31, 2018
($ millions)	Take-or-pay	Other contract liabilities	Total contract liabilities	Take-or-pay	Other contract liabilities	Total contract liabilities
Opening balance	9	159	168	8	149	157
Additions (net in the period)	11	22	33	5	33	38
Revenue recognized from contract liabilities(1)	(3)	(43)	(46)	(4)	(23)	(27)
Closing balance	17	138	155	9	159	168
Less current portion(2)	(17)	(21)	(38)	(9)	(28)	(37)
Ending balance	—	117	117	—	131	131

(1)	Recognition of revenue related to performance obligations satisfied in the current period that were included in the opening balance of contract liabilities.

(2)
As at September 30, 2019, the balance includes $17 million of cash collected under take-or-pay contracts which will be recognized during the remainder of the year as the customer chooses to ship, process, or otherwise forego the associated service.

Contract liabilities depict the Company's obligation to perform services in the future for which payment has been received from customers. Contract liabilities include up-front payments or non-cash consideration received from customers for future transportation, processing and storage services. Contract liabilities also include consideration received from customers for take-or-pay commitments where the customer has a make-up right to ship or process future volumes under a firm contract. These amounts are non-refundable should the customer not use its make-up rights.
The Company does not have any contract assets. In all instances where goods or services have been transferred to a customer in advance of the receipt of customer consideration, the Company's right to consideration is unconditional and has therefore been presented as a receivable.
12. NET FINANCE COSTS

	3 Months Ended September 30		9 Months Ended September 30
($ millions)	2019	2018	2019	2018
Interest expense on financial liabilities measured at amortized cost:
Loans and borrowings	71	64	216	201
Convertible debentures	—	1	—	5
Leases	4	—	13	—
Unwinding of discount rate	3	3	10	9
Finance lease income	—	—	(1)	—
Loss in fair value of non-commodity-related derivative financial instruments	2	(2)	5	9
Loss on revaluation of conversion feature of convertible debentures	—	(2)	—	—
Foreign exchange (gains) losses and other	(3)	4	(9)	(1)
Net finance costs	77	68	234	223

Pembina Pipeline Corporation Third Quarter 2019 49

13. OPERATING SEGMENTS
Pembina's operating segments are organized by three divisions: Pipelines, Facilities and Marketing & New Ventures.

3 Months Ended September 30, 2019	Pipelines(1)	Facilities	Marketing & New Ventures(2)	Corporate & Inter-division Eliminations	Total
($ millions)
Revenue from external customers	404	190	1,106	—	1,700
Inter-division revenue	37	98	—	(135)	—
Total revenue(3)	441	288	1,106	(135)	1,700
Operating expenses	109	97	—	(55)	151
Cost of goods sold, including product purchases	—	—	1,034	(85)	949
Realized gain on commodity-related derivative financial instruments	—	—	(5)	—	(5)
Share of profit from equity accounted investees	63	12	14	—	89
Depreciation and amortization included in operations	64	42	11	4	121
Unrealized gain on commodity-related derivative financial instruments	—	—	(40)	—	(40)
Gross profit	331	161	120	1	613
Depreciation included in general and administrative	—	—	—	5	5
Other general and administrative	5	3	9	42	59
Other (income) expense	(5)	—	—	3	(2)
Reportable segment results from operating activities	331	158	111	(49)	551
Net finance costs (income)	2	14	(1)	62	77
Reportable segment earnings (loss) before tax	329	144	112	(111)	474
Capital expenditures	212	167	34	8	421
Contributions to equity accounted investees	—	24	1	—	25

3 Months Ended September 30, 2018	Pipelines(1)	Facilities(4)	Marketing & New Ventures(2)(4)	Corporate & Inter-division Eliminations	Total
($ millions)
Revenue from external customers	399	174	1,472	—	2,045
Inter-division revenue	29	72	—	(101)	—
Total revenue(3)	428	246	1,472	(101)	2,045
Operating expenses	99	76	—	(39)	136
Cost of goods sold, including product purchases	—	2	1,370	(69)	1,303
Realized loss on commodity-related derivative financial instruments	—	—	29	—	29
Share of profit from equity accounted investees	65	18	27	—	110
Depreciation and amortization included in operations	56	37	9	—	102
Unrealized (gain) loss on commodity-related derivative financial instruments	—	—	—	—	—
Gross profit	338	149	91	7	585
Depreciation included in general and administrative	—	—	—	7	7
Other general and administrative	7	4	9	38	58
Other expense (income)	1	2	(1)	3	5
Reportable segment results from operating activities	330	143	83	(41)	515
Net finance costs (income)	2	(7)	3	70	68
Reportable segment earnings (loss) before tax	328	150	80	(111)	447
Capital expenditures	138	108	35	10	291
Contributions to equity accounted investees	—	—	—	—	—

(1)	Pipelines transportation revenue includes $7 million (2018: $7 million) associated with U.S. pipeline revenue.

(2)	Marketing & New Ventures includes revenue of $28 million (2018: $53 million) associated with U.S. midstream sales.

(3)	During both periods, one customer accounted for 10 percent or more of total revenues, with $244 million (2018: $158 million) reported throughout all segments.

(4)
Revenue and cost of goods sold reported for all 2018 periods have been recast to reflect updated presentation for 2019, where the majority of cost of goods sold and corresponding revenues are reported in Marketing & New Ventures.

50 Pembina Pipeline Corporation Third Quarter 2019

9 Months Ended September 30, 2019	Pipelines(1)	Facilities	Marketing & New Ventures(2)	Corporate & Inter-division Eliminations	Total
($ millions)
Revenue from external customers	1,197	567	3,712	—	5,476
Inter-division revenue	103	267	—	(370)	—
Total revenue(3)	1,300	834	3,712	(370)	5,476
Operating expenses	299	264	—	(138)	425
Cost of goods sold, including product purchases	—	2	3,428	(237)	3,193
Realized gain on commodity-related derivative financial instruments	—	—	(25)	—	(25)
Share of profit from equity accounted investees	209	36	37	—	282
Depreciation and amortization included in operations	179	118	43	5	345
Unrealized gain on commodity-related derivative financial instruments	—	—	(10)	—	(10)
Gross profit	1,031	486	313	—	1,830
Depreciation included in general and administrative	—	—	—	27	27
Other general and administrative	22	12	28	125	187
Other (income) expense	(3)	—	3	2	2
Reportable segment results from operating activities	1,012	474	282	(154)	1,614
Net finance costs	7	17	—	210	234
Reportable segment earnings (loss) before tax	1,005	457	282	(364)	1,380
Capital expenditures	637	426	135	18	1,216
Contributions to equity accounted investees	—	50	93	—	143

9 Months Ended September 30, 2018	Pipelines(1)	Facilities(4)	Marketing & New Ventures(2)(4)	Corporate & Inter-division Eliminations	Total
($ millions)
Revenue from external customers(5)	1,091	522	4,012	—	5,625
Inter-division revenue	94	225	—	(319)	—
Total revenue(3)	1,185	747	4,012	(319)	5,625
Operating expenses	276	226	—	(116)	386
Cost of goods sold, including product purchases(5)	—	6	3,702	(213)	3,495
Realized loss on commodity-related derivative financial instruments	—	—	56	—	56
Share of profit (loss) from equity accounted investees	205	14	63	—	282
Depreciation and amortization included in operations	160	110	20	—	290
Unrealized loss on commodity-related derivative financial instruments	—	—	16	—	16
Gross profit	954	419	281	10	1,664
Depreciation included in general and administrative	—	—	—	19	19
Other general and administrative	19	14	32	122	187
Other (income) expense	1	(3)	2	8	8
Reportable segment results from operating activities	934	408	247	(139)	1,450
Net finance costs	6	4	10	203	223
Reportable segment earnings (loss) before tax	928	404	237	(342)	1,227
Capital expenditures	523	247	88	12	870
Contributions to equity accounted investees	—	58	—	—	58

(1)	Pipelines transportation revenue includes $18 million (2018: $20 million) associated with U.S. pipeline revenue.

(2)	Marketing & New Ventures includes revenue of $126 million (2018: $163 million) associated with U.S. midstream sales.

(3)	During both periods, one customer accounted for 10 percent or more of total revenues, with $681 million (2018: $569 million) reported throughout all segments.

(4)
Revenue and cost of goods sold reported for all 2018 periods have been recast to reflect updated presentation for 2019, where the majority of cost of goods sold and corresponding revenues are reported in Marketing & New Ventures.

(5)
Pembina corrected revenue and costs of goods sold in 2018. The adjustments reduce revenue and cost of goods sold for the nine months ending September 30, 2018 ($202 million). There was no impact to earnings as a result of the adjustment.

Pembina Pipeline Corporation Third Quarter 2019 51

14. FINANCIAL INSTRUMENTS
Fair Values
The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed consolidated interim statements of financial position, are shown in the table below. Financial assets or liabilities that have carrying value that approximates fair value have been excluded.

	September 30, 2019				December 31, 2018
	Carrying value	Fair Value(1)			Carrying value	Fair Value(1)
($ millions)		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
Financial assets carried at fair value
Derivative financial instruments	59	—	59	—	54	—	54	—
Advances to related parties(2)	—	—	—	—	58	—	—	58
	59	—	59	—	112	—	54	58
Financial assets carried at amortized cost
Advances to related parties and other assets	123	—	123	—	86	—	86	—
Financial liabilities carried at fair value
Derivative financial instruments	6	—	6	—	6	—	6	—
Financial liabilities carried at amortized cost
Loans and borrowings(3)	8,320	—	8,881	—	7,537	—	7,588	—

(1)	The basis for determining fair value is disclosed in note 3.

(2)
Advances to related parties carried at fair value consisted of funds advanced by Pembina to a jointly controlled entity with an equity conversion option that was exercised during the first quarter of 2019. US$43 million of advances were converted to shares during the first quarter of 2019 and are included in the Investments in Equity Accounted Investees balance in the condensed consolidated interim statements of financial position at September 30, 2019.

(3)	Carrying value of current and non-current balances.
15. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
Pembina had the following contractual obligations outstanding at September 30, 2019:

Contractual obligations	Payments due by period
($ millions)	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years
Leases(1)	556	82	149	107	218
Loans and borrowings(2)	12,805	737	1,445	2,194	8,429
Construction commitments(3)	1,904	1,091	290	37	486
Other(4)	338	61	87	66	124
Total contractual obligations	15,603	1,971	1,971	2,404	9,257

(1)	Includes rail, office space, land and vehicles leases.

(2)	Excluding deferred financing costs. Including interest payments on senior unsecured notes.

(3)
Excluding significant projects that are awaiting regulatory approval at September 30, 2019, projects which Pembina is not committed to construct, and projects that are executed by equity accounted investees.

(4)	Includes $92 million in commitments related to leases that have not yet commenced.
Pembina enters into product purchase agreements and power purchase agreements to secure supply for future operations. Purchase prices of both NGL and power are dependent on current market prices. Volumes and prices for NGL and power contracts cannot be reasonably determined and therefore an amount has not been included in the contractual obligations schedule. Product purchase agreements range from one to 10 years and involve the purchase of NGL products from producers. Assuming product is available, Pembina has secured between 24 and 105 mbpd each year up to and including 2027. Power purchase agreements range from one to 25 years and involve the purchase of power from electrical service providers. The Company has secured up to 70 megawatts per day each year up to and including 2043.

52 Pembina Pipeline Corporation Third Quarter 2019

Commitments to Equity Accounted Investees
Pembina has a remaining contractual commitment of US$63 million to provide equity contributions to CKPC based on budgeted amounts approved by the joint venture partners. In addition, Pembina is contractually committed to provide CKPC with funding to construct assets that will form part of CKPC's PDH/PP Facility, subject to certain conditions being met.
Pembina has a contractual commitment to advance US$47 million to Ruby by March 26, 2020.
Pembina has commitments to provide contributions to certain equity accounted investees based on annual budgets approved by the joint venture partners.
Contingencies
The Company, its subsidiaries and its investments in equity accounted investees are subject to various legal and regulatory proceedings and actions arising in the normal course of business. We represent our interests vigorously in all proceedings in which we are involved. Legal and administrative proceedings involving possible losses are inherently complex, and we apply significant judgment in estimating probable outcomes. While the outcome of such actions and proceedings cannot be predicted with certainty, management believes that the resolutions of such actions and proceedings will not have a material impact on the Company’s financial position or results of operations.
Guarantees
The Company has $68 million (2018: $69 million) in letters of credit issued to facilitate commercial transactions with third parties and to support regulatory requirements.
The Company has provided guarantees to various third parties in the normal course of conducting business. The guarantees include financial guarantees to counterparties for product purchases and sales, transportation services, utilities, engineering and construction services. The guarantees have not had and are not expected to have a material impact on the Company's financial position, earnings, liquidity or capital resources.

Pembina Pipeline Corporation Third Quarter 2019 53

HEAD OFFICE
Pembina Pipeline Corporation
Suite 4000, 585 - 8th Avenue SW
Calgary, Alberta T2P 1G1
AUDITORS
KPMG LLP
Chartered Professional Accountants
Calgary, Alberta
TRUSTEE, REGISTRAR
& TRANSFER AGENT
Computershare Trust Company of Canada
Suite 600, 530 - 8th Avenue SW
Calgary, Alberta T2P 3S8
1.800.564.6253
STOCK EXCHANGE
Pembina Pipeline Corporation
Toronto Stock Exchange listing symbols for:
COMMON SHARES PPL
PREFERRED SHARES PPL.PR.A, PPL.PR.C, PPL.PR.E, PPL.PR.G, PPL.PR.I, PPL.PR.K, PPL.PR.M, PPL.PR.O, PPL.PR.Q, PPL.PR.S and PPL.PF.A.
New York Stock Exchange listing symbol for:
COMMON SHARES PBA
INVESTOR INQUIRIES
PHONE 403.231.3156
FAX 403.237.0254
TOLL FREE 1.855.880.7404
EMAIL investor-relations@pembina.com
WEBSITE www.pembina.com